SIXTH AMENDED AND RESTATED OPERATING AGREEMENT
OF
NATIONAL ENERGY IMPROVEMENT FUND, LLC
(A Pennsylvania Limited Liability Benefit Company)

THE MEMBERSHIP UNITS REFERENCED IN THIS SIXTH AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE PENNSYLVANIA SECURITIES ACT OF 1972, AS AMENDED, OR SIMILAR LAWS OR ACTS OF OTHER STATES, IN RELIANCE UPON EXEMPTIONS UNDER THOSE LAWS AND ACTS. THE SALE, OFFER FOR SALE, TRANSFER, PLEDGE, OR OTHER DISPOSITION OF SUCH MEMBERSHIP UNITS IS PROHIBITED EXCEPT AS OTHERWISE EXPRESSLY PERMITTED IN THIS OPERATING AGREEMENT. BY THE EXECUTION OF THIS AGREEMENT AND THE ACQUISITION OF THE MEMBERSHIP UNITS REFERENCED HEREIN, EACH PRESENT AND FUTURE MEMBER REPRESENTS, INTER ALIA, THAT SUCH MEMBER IS ACQUIRING SUCH MEMBER'S MEMBERSHIP UNITS FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION OR RESALE AND THAT SUCH MEMBER WILL NOT SELL, OFFER FOR SALE, TRANSFER, PLEDGE, OR OTHERWISE DISPOSE OF SUCH MEMBER'S MEMBERSHIP UNITS: (I) OTHER THAN IN ACCORDANCE WITH THIS AGREEMENT; AND (II) WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE ABOVE REFERENCED LAWS AND ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

THIS SIXTH AMENDED AND RESTATED OPERATING AGREEMENT (the "**Agreement**") is effective this 26th day of August, 2025, by and among **NATIONAL ENERGY IMPROVEMENT FUND, LLC**, a limited liability benefit company organized under the laws of the Commonwealth of Pennsylvania (the "**Company**"), and the individuals identified on Attachment A attached hereto (each, a "**Member**" and each other future Member of the Company, a "**Member**" and collectively the "**Members**"). This Agreement, as it may be amended from time to time, shall be binding on any person who at the time is a Member, regardless of whether or not the person has executed this Agreement or any amendment hereto.

RECITALS

WHEREAS, the Company has been organized as a Pennsylvania limited liability company by the filing of a Certificate of Organization with the Department of State of the Commonwealth of Pennsylvania on July 17, 2017, under and pursuant to the Act;

WHEREAS, the Members and the Company desire that this Agreement amend, restate and supersede in its entirety that certain Fifth Amended and Restated Operating Agreement, dated June 5, 2024 (as may have been amended and/or modified, the "**Existing Agreement**");

WHEREAS, the Members wish to: (i) provide for the creation of an additional Class of Units, i.e., the Class A-2 Perpetual Preferred Units (as defined below); and (ii) update the ledger of Membership Unit ownership attached hereto as <u>Attachment A</u>;

WHEREAS, Section 5.01(a)(i) of the Existing Agreement expressly provides that the Company's Board of Managers has the sole power and authority to: "[at] any time, and for any purpose, undertake an offering of: (A) additional Membership Units, issue additional Membership Units and/or create additional Classes of Units (or offer or issue any warrants with respect to the Company); and/or (B) any other type of equity or debt securities";

WHEREAS, the Existing Agreement may be amended from time to time with the approval of the Board and the affirmative vote of the Members holding at least (the "**Requisite Approvals**"): (i) a majority of the Class C Units; and (ii) if any such amendment disproportionately affects the rights or obligations of any other Class of Units (an "**Affected Class**") then the affirmative consent of a majority of the outstanding Units in each such Affected Class shall also be required Notwithstanding the foregoing, the Board may make certain "technical" amendments to this Agreement to: (a) reflect a redemption, issuance or other transfer of Units; (b) to correct any typographic errors or to further clarify and/or interpret certain provisions of this Agreement (in the Board's commercially reasonable discretion); or (c) to comply with changes to the Code or other Federal requirements, so long as such amendment does not affect specific rights or obligations of specific Classes of Members; and

WHEREAS, this Agreement does not disproportionately affect the rights or obligations of any existing Class of Units as the creation of the new Class A-2 Perpetual Preferred Units impacts all Members in a similar manner;

WHEREAS, this Agreement shall accordingly be effective upon: (i) the execution of this Agreement by the Board of Managers; and (ii) the receipt of executed counterparts of this Agreement, or, as applicable, signed "joinders" to this Agreement, from such Members whose signatures are necessary to constitute the Requisite Approvals (i.e., those Members who hold a majority of the outstanding Class C Units).

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the Members (who are necessary to constitute the Requisite Approvals) and the Company agree (and hereby adopt this Agreement, which shall amend restate and supersede the Existing Agreement in its entirety) as follows:

Article I – DEFINITIONS

1.01 <u>Definitions</u>. In addition to the terms defined in other provisions of this Agreement, the following terms shall have the meanings set forth below unless the context requires otherwise:

"**Act**." The Pennsylvania Uniform Limited Liability Company Act of 2016, 15 Pa.C.S. § 8811, et seq., and any successor statute, as amended from time to time.

"**Affiliate**." As to any Person, any other Person that directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, such Person or, if such Person is an individual, the immediate family of such Person or trusts solely for the benefit of such immediate family. As used in this definition, the term "**control**" means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

"**Agreement**." This Sixth Amended and Restated Operating Agreement, as may be amended, modified, supplemented or restated from time to time.

"**Assign**" or "**Assignment**." Means, voluntarily or involuntarily, to sell, transfer, bequeath, pledge, hypothecate or otherwise dispose. An "**Assignment**" is any one of those acts.

"**Benefit Company**." Shall generally refer to an entity that: (i) has an expanded purpose beyond maximizing "share value" to explicitly include general and/or specific public benefits; (ii) is required to consider and balance the impact of its actions not only on its equity holders but also on the general public; and (iii) is required to make available to the public certain benefit reports that assess the entity's overall social and environmental performance.

"**Board of Managers**" or "**Board**." Shall refer to the Board of Managers of the Company, as further described in Article V hereof.

"**Capital Account**." The individual account maintained by the Company with respect to each Member as provided in Section 4.02.

"**Capital Contribution**." The aggregate amount of cash and the agreed value of any property or services (as determined by the Member and the Manager) contributed by each Member to the Company as provided in Section 4.01. In the case of a Member that acquires any Membership Units by an Assignment or transfer in accordance with the terms of this Agreement, "**Capital Contribution**" means the Capital Contribution of that Member's predecessor in interest proportionate to the acquired Membership Units.

"**Certificate**." The Certificate of Organization of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the Department of State of the Commonwealth of Pennsylvania pursuant to the Act.

"**Change of Control.**" Shall mean: (i) the sale, transfer or assignment, in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to an unaffiliated third party; (ii) the sale, transfer or assignment, in one transaction or a series of related transactions, of greater than fifty percent (50%) of the Class C Common Units of the Company to an unaffiliated third party; or (iii) a merger or consolidation of the Company with, or into, any other unaffiliated entity if the Company is not the surviving entity.

"**Class**." Shall refer to a particular class of Units, whether now or hereafter existing, having the rights and privileges set forth in this Agreement.

"**Class A Member**." A Member of the Company that holds Class A Units.

"**Class A Perpetual Preferred Convertible Units**" or "**Class A Units**." Units of the Company have those rights and privileges set forth herein. Class A Units are non-voting Units. If the Company, after the payment of its normal operating expenses and the establishment of reasonable reserves, has sufficient cash to make a distribution, then subject to any applicable Distribution Priorities (as defined in Section 4.04 below), Liquidation Preferences (defined in Section 9.02 below) and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, the Class A Members shall receive an annual distribution (which, at the Company's election, may be paid in quarterly installments) equal to four percent (4%) of the original issue price of their respective Class A Units ("**Class A Original Issue Price**") as set forth on Attachment A (if a distribution is not made in any particular year [any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld Class A Distribution Payment**"], then interest shall accrue, but not compound, on the amount of the Withheld Class A Distribution Payment at a rate of four percent (4%) per annum) ("**Class A Distribution Payments**"). For the avoidance of doubt, the Company may, at its option, make partial payments of any Class A Distribution Payments.

If, at any time while a Class A Member holds any Class A Units, a Change of Control event occurs, then, subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, at the closing of such transaction, each Class A Member shall be entitled to receive the following payments with respect to their Class A Units (collectively, the "**Class A Bonus Payment**"): (i) all remaining Class A Distribution Payments then-accrued (but unpaid); (ii) a payment equal to the Class A Original Issue Price of their then-owned Class A Units; and (iii) a bonus payment equal to .10% per Class A Unit of the Net Proceeds of such Change of Control transaction, upon the receipt of which such Class A Units shall be considered redeemed. Other than the Class A Distribution Payments and the Class A Bonus Payment, Class A Members shall have no further rights to the Company's Profits and Losses or to any other distributions.

"**Class A-1 Member**." A Member of the Company holding Class A-1 Units.

"**Class A-1 Preferred Term Units**" or "**Class A-1 Units**". Units of the Company having those rights and privileges set forth herein. Class A-1 Units are non-voting Units. If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof (the "**A-1 Distribution Repayment Conditions**"), for a period of three (3) from the date of the initial issuance date of each Member's Class A-1 Units to such Class A-1 Member from the Company (the "**Class A-1 Payment Period**"), any such Class A-1 Member shall receive an annual distribution (which, at the Company's election, may be paid in quarterly installments) equal to seven and one-quarter percent (7.25%) of the original issue price ("**A-1 Original Issue Price**") of their respective A-1 Units ("**A-1 Distribution Payments**") as set forth on Attachment A (if an A-1 Distribution Payment is not made in any particular year (any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld A-1 Distribution Payment**"), then interest shall accrue, but not compound, on the amount of the Withheld A-1 Distribution Payment at a rate of seven and one-quarter percent (7.25%) per annum).

The interest rate accruing on the amount of the Withheld A-1 Distribution Payment shall increase by one-quarter percent (0.25%) for each quarter following the due date of such Withheld A-1 Distribution Payment. Subject to appropriate extension until any Withheld A-1 Distribution Payments have been made, the A-1 Distribution Payments shall be made for a period of three (3) years from the date of the initial issuance date of that Member's A-1 Units to such A-1 Member from the Company (the "**Initial A-1 Payment Period**"). For the avoidance of doubt, the Company may make partial payments of any A-1 Distribution Payments only if the A-1 Distribution Repayment Conditions are not satisfied. Notwithstanding anything to the contrary provided herein, the Company shall pay any Withheld A-1 Distribution Payments as soon as the A-1 Distribution Repayment Conditions no longer exist.

Following the expiration of the Initial A-1 Payment Period, the Company shall, subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof (the "**A-1 Withheld Repayment Conditions**"), redeem a Member's A-1 Units over a three (3) year period (the "**A-1 Redemption Period**" and together with the Initial A-1 Payment Period, the "**A-1 Term**"), for a redemption price equal to the A-1 Original Issue Price of those Units, plus interest on the un-redeemed portion thereof at a rate of seven and one-quarter percent (7.25%) per annum ("**A-1 Redemption**" or the "**A-1 Redemption Payments**"). Such A-1 Redemption Payments shall be paid, in varying amounts of principal and interest, via quarterly installments, over a period of three (3) years, pursuant to an amortization schedule to be supplied by the Company. For the avoidance of doubt, the Company may make partial A-1 Redemption payments only if the A-1 Withheld Repayment Conditions are not satisfied. If a A-1 Redemption payment is not made in any particular year in accordance with this paragraph (any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld A-1 Redemption Payment**"), then interest shall accrue, but not compound, on the amount of the Withheld A-1 Redemption Payment at a rate of seven and one-quarter percent (7.25%) per annum. The interest rate accruing on the amount of the Withheld A-1 Redemption Payment shall increase by one-quarter percent (0.25%) for each quarter following the due date of such Withheld A-1 Redemption Payment. In the event of a Withheld A-1 Redemption Payment, then the A-1 Redemption Period may be accordingly extended proportionately until the full amount of all A-1 Redemption Payments and Withheld A-1 Redemption Payments (together with any interest accrued thereon) has been paid. Following the completion of the A-1 Redemption, a A-1 Member shall have no further right or interest in and to such A-1 Units (with such Units being considered redeemed). Notwithstanding anything to the contrary provided herein, the Company shall pay any Withheld A-1 Redemption Payment as soon as possible as soon as the A-1 Withheld Repayment Conditions no longer exist.

Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, if, prior to the expiration of the A-1 Term, a Change of Control event occurs, then, at the closing of such transaction (and subject to the availability of sufficient proceeds), each A-1 Member shall be entitled to receive the following payments with respect to their A-1 Units (collectively, the "**A-1 Bonus Payment**"): (i) all remaining A-1 Distribution Payments then-accrued (but unpaid); (ii) a payment equal to any unpaid remaining A-1 Redemption Payments; and (iii) a bonus payment equal to 0.05% per A-1 Unit (then owned by such A-1 Member) of the Net Proceeds of such Change of Control transaction, upon the receipt of which such A-1 Units shall be considered redeemed.

"**Class A-2 Member**". A Member of the Company holding Class A-2 Units; provided, however, that Trisolaris, LLC, together with its successors and permitted assigns, shall be the sole Class A-2 Member.

"**Class A-2 Perpetual Preferred Units**" or "**Class A-2 Units**". Units of the Company having those rights and privileges set forth herein. Class A-2 Units are non-voting Units. If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof (the "**A-2 Distribution Repayment Conditions**"), for a period of one (1) year from the date of the initial issuance date of the Class A-2 Units to the Class A-2 Member from the Company (the "**Class A-2 Initial Payment Period**"), any such Class A-2 Member shall receive a quarterly distribution (which, at the Company's election, maybe paid in annual installments) equal to eight percent (8.00%) of the original issue price ("**A-2 Original Issue Price**") of the Class A-2 Units ("**A-2 Initial Distribution Payments**") as set forth on Attachment A (if an A-2 Initial Distribution Payment is not made in any particular year (any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld A-2 Initial Distribution Payment**"), then interest shall accrue, but not compound, on the amount of the Withheld A-2 Distribution Payment at a rate of eight (8.00%) per annum). The interest rate accruing on the amount of the Withheld A-2 Initial Distribution Payment shall increase by one-quarter percent (0.25%) for each quarter that elapses after the date a quarterly installment would have been due had the Company elected to make payments quarterly, notwithstanding any election by the Company to make such payments annually.

Following the expiration of the Class A-2 Initial Payment Period, if, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then subject to the Class A-2 Distribution Repayment Conditions, each Class A-2 Member shall receive (i) a return of the amount actually paid for each such Class A-2 Unit (based on the Class A-2 Original Issue Price), and (ii) interest on any un-returned principal at a rate equal to eight percent (8%) per annum, with such principal and interest amortized over a four (4)-year period and paid by the Company in equal quarterly or annual installments, at the Company's election, of principal and accrued interest until the entire A-2 Original Issue Price and all accrued interest thereon have been paid in full (such payments, the "**A-2 Continued Distribution Payments**").

If any A-2 Continued Distribution Payment is not made when due, the unpaid amount (any such accrued but undistributed amount, the "**Withheld A-2 Continued Distribution Payment**") shall accrue interest, but shall not compound, at a rate of eight percent (8.00%) per annum until paid; provided, however, that the Company may, with the prior written consent of the applicable Class A-2 Member, prepay any portion of the un-returned principal (together with any accrued and unpaid interest thereon) without premium or penalty. The interest rate accruing on the amount of the Withheld A-2 Continued Distribution Payment shall increase by one-quarter percent (0.25%) for each quarter that elapses after the date a quarterly installment would have been due had the Company elected to make payments quarterly, notwithstanding any election by the Company to make such payments annually.

In addition to the A-2 Distribution Payments described above, if, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then subject to the A-2 Distribution Repayment Conditions, each Class A-2 Member shall receive, at the Company's election, either on a quarterly or annual basis, a payment equal to five percent (5%) of the Net Cash Flow (as defined below) of RBF for the applicable period, which amount shall be distributed among all Class A-2 Members pro rata in accordance with their respective ownership of Class A-2 Units (such payments, the "**A-2 RBF Distribution Payments**", and collectively with the A-2 Initial Distribution Payments and the A-2 Continued Distribution Payments, the "**A-2 Distribution Payments**").

If an A-2 RBF Distribution Payment is not made when due, the unpaid amount (any such accrued but undistributed amount, the "**Withheld A-2 RBF Distribution Payment**," and collectively with any Withheld A-2 Initial Distribution Payments and Withheld A-2 Continued Distribution Payments, the "**Withheld A-2 Distribution Payments**") shall accrue interest, but shall not compound, at a rate of eight percent (8%) per annum until paid. The interest rate accruing on the amount of the Withheld A-2 RBF Distribution Payment shall increase by one-quarter percent (0.25%) for each quarter that elapses after the date a quarterly installment would have been due had the Company elected to make payments quarterly, notwithstanding any election by the Company to make such payments annually. For purposes of this Agreement, "**Net Cash Flow**" means, for any period, the gross revenues of RBF for such period, less (A) interest expense, (B) operating expenses, and (C) the aggregate amount of A-2 Distribution Payments made or required to be made for such period.

"**Class B Member**." A Member of the Company holding Class B Units.

"**Class B Preferred Term Units**" Or "**Class B Units**". Units of the Company having those rights and privileges set forth herein. Class B Units are non-voting Units. if, after the payment of its normal operating expenses and the establishment of reasonable reserves, Company has sufficient cash to make a distribution, then subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, Class B Members shall receive an annual distribution (which, at the Company's election, may be paid in quarterly installments) equal to seven percent (7%) of the original issue price ("**Class B Original Issue Price**") of their respective Class B Units ("**Class B Distribution Payments**") as set forth on Attachment A (if a Class B Distribution Payment is not made in any particular year [any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld Class B Distribution Payment**"], then interest shall accrue, but not compound, on the amount of the Withheld Class B Distribution Payment at a rate of seven percent (7%) per annum). Subject to appropriate extension until any Withheld Class B Distribution Payments have been made, the Class B Distribution Payments shall be made for a period of five (5) years from the date of the initial issuance date of that Member's Class B Units to such Class B Member from the Company (the "**Initial Class B Payment Period**"). For the avoidance of doubt, the Company may, at its option, make partial payments of any Class B Distribution Payments. Notwithstanding anything to the contrary provided herein, during the Initial Class B Payment Period, the Company may redeem any such Class B Units upon payment of a sum equal to: (i) any accrued, but, unpaid Class B Distribution Payments and Withheld Class B Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class B Original Issue Price associated with such Class B Units.

Following the expiration of the Initial Class B Payment Period, the Company shall, subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, redeem a Member's Class B Units over a five (5) year period (the "**Class B**

Redemption Period" and together with the Initial Class B Payment Period, the "**Class B Term**"), for a redemption price equal to the Class B Original Issue Price of those Units, plus interest on the un-redeemed portion thereof at a rate of seven percent (7%) per annum ("**Class B Redemption**" or the "**Class B Redemption Payments**"). Such Class B Redemption Payments shall be paid, in varying amounts of principal and interest, via quarterly installments over a period of five (5) years, pursuant to an amortization schedule to be supplied by the Company. For the avoidance of doubt, the Company may, at its option, make partial Class B Redemption payments. If a Class B Redemption payment is not made in any particular year (any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld Class B Redemption Payment**"), then interest shall accrue, but not compound, on the amount of the Withheld Class B Redemption Payment at a rate of seven percent (7%) per annum. In the event of a Withheld Class B Redemption Payment, then the Class B Redemption Period may be accordingly extended proportionately until the full amount of all Class B Redemption Payments and Withheld Class B Redemption Payments (together with any interest accrued thereon) has been paid. Following the completion of the Class B Redemption, a Class B Member shall have no further right or interest in and to such Class B Units (with such Units being considered redeemed). Notwithstanding anything to the contrary provided herein, the Company may accelerate the Class B Redemption and fully redeem any such Class B Units upon payment of a sum equal to: (i) any accrued, but, unpaid Class B Redemption Payments and Withheld Class B Redemption Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class B Original Issue Price associated with such Class B Units.

Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, if, prior to the expiration of the Class B Term, a Change of Control event occurs, then, at the closing of such transaction (and subject to the availability of sufficient proceeds), each Class B Member shall be entitled to receive the following payments with respect to their Class B Units (collectively, the "**Class B Bonus Payment**"): (i) all remaining Class B Distribution Payments then-accrued (but unpaid); (ii) a payment equal to the Class B Remaining Unpaid Amount (defined below) of their then-owned Class B Units; and (iii) a bonus payment equal to .02% per Class B Unit (then owned by such Class B Member) of the Net Proceeds of such Change of Control transaction, upon the receipt of which such Class B Units shall be considered redeemed.

"**Class B Remaining Unpaid Amount**." Means either: (i) an amount equal to the Class B Original Issue Price of such Class B Units if the Class B Redemption has not yet begun with respect to such Class B Units; or (ii) if the Class B Redemption has begun, then an amount equal to the unreturned portion of the Class B Original Issue Price for such Units, including, as applicable, any Withheld Class B Redemption Payments (together with any accrued interest thereon).

"**Class C Member**." A Member of the Company holding Class C Units.

"**Class C Common Units**" or "**Class C Units**." Units of the Company having those rights and privileges set forth herein. As further set forth herein: (i) Class C Members have the right to vote on any and all matters which, pursuant to this Operating Agreement, require a vote of the Members; and (ii) only the Class C Members shall have the right to vote to elect Members of the Board of Managers. Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, if the Board of Managers elects to declare a distribution to the Common Members, the Common Members shall be entitled to receive their proportionate share of such distribution based on their respective Percentage Interests.

"**Class CF Member**." A Member of the Company holding Class CF Preferred Term Units.

"**Class CF Preferred Term Units**" or "**Class CF Units**". Units of the Company having those rights and privileges set forth herein. Class CF Units are non-voting Units. If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, for a period of seven (7) years from the date of the initial issuance date of each Member's Class CF Units to such Class CF Member from the Company (the "**Class CF Payment Period**"), such Class CF Member shall receive(i) a return of their subscription price actually paid for each such Class CF Unit (based on the original issue price of such Class CF Units as set forth on Attachment A hereto (the "**Class CF Original Issue Price**")), and (ii) interest on any un-returned principal at a rate equal to seven percent (7%) per year, via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the 28 quarterly payments ("**Class CF Distribution Payments**"). If a Class CF Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "**Withheld Class CF Distribution Payment**". For any Withheld Class CF Distribution Payment, interest will accrue at a rate of seven percent (7%) on the un-returned principal component and will not on the interest component of the Withheld Class CF Distribution Payment. In the event of a Withheld Class CF Distribution Payment, then the Class CF Payment Period may be accordingly extended proportionately until the full amount of all Class CF Distribution Payments and Withheld Class CF Distribution Payments (together with any interest accrued thereon) has been paid. Subject to the terms hereof, the Class CF Distribution Payments shall be paid in varying amounts of principal and interest pursuant to a standard amortization schedule to be supplied by the Company. For the avoidance of doubt, the Company may make partial payments of any Class CF Distribution Payments. Following the expiration of the Class CF Payment Period, and the payment of all applicable Class CF Distribution Payments due to such Member on account of the applicable Class CF Units, the applicable Class CF Units shall be deemed automatically redeemed by the Company, for no further consideration (the "**Class CF Redemption**"). Following the Class CF Redemption, the applicable Member shall have no further rights or interest in and to the applicable Class CF Units. Notwithstanding anything to the contrary provided herein, at any time, the Company may redeem any outstanding Class CF Units for a payment equal to: (i) any accrued, but, unpaid Class CF Distribution Payments and Withheld Class CF Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class CF Original Issue Price associated with such Class CF Units.

Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, if, prior to the expiration of the Class CF Payment Period, a Change of Control event occurs, then, at the closing of such transaction, each Class CF Member shall be entitled to receive all: (i) remaining accrued, but unpaid, Class CF Distribution Payments and Withheld Class CF Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class CF Original Issue Price associated with their Class CF Units.

"**Class CF 2.0 Member**." A Member of the Company holding Class CF 2.0 Preferred Term Units.

"**Class CF 2.0 Preferred Term Units**" or "**Class CF 2.0 Units**". Units of the Company having those rights and privileges set forth herein. Class CF 2.0 Units are non-voting Units. If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, for a period of seven (7) years from the date of the initial issuance date of each Member's Class CF 2.0 Units to such Class CF 2.0 Member from the Company (the "**Class CF 2.0 Payment Period**"), such Class CF 2.0 Member shall receive:

- **If the initial investment is from $1,000 to $24,999:** (i) a return of their subscription price actually paid for each such Class CF 2.0 Unit (based on the original issue price of such Class CF 2.0 Units as set forth on Attachment A hereto (the "**Class CF 2.0 Original Issue Price**")), and (ii) interest on any un-returned principal at a rate equal to seven percent (7%) per year, in each case to be paid via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the twenty-eight (28) quarterly payments ("**Class CF 2.0 Distribution Payments**"). If a Class CF 2.0 Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "**Withheld Class CF 2.0 Distribution Payment**". For any Withheld Class CF 2.0 Distribution Payment, interest will accrue at a rate of seven percent (7%) on the un-returned principal component and will not on the interest component of the Withheld Class CF 2.0 Distribution Payment.

- **If the initial investment is greater than $25,000:** (i) a return of their subscription price actually paid for each such Class CF 2.0 Unit (based on the original issue price of such Class CF 2.0 Units as set forth on Attachment A hereto (the "**Class CF 2.0 Original Issue Price**")), and (ii) interest on any un-returned principal at a rate equal to eight and one-half percent (8.50%) per year, in each case to be paid via twenty-eight (28) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the twenty-eight (28) quarterly payments ("**Class CF 2.0 Distribution Payments**"). If a Class CF 2.0 Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "**Withheld Class CF 2.0 Distribution Payment**". For any Withheld Class CF 2.0 Distribution Payment, interest will accrue at a rate of eight and one-half percent (8.50%) on the un-returned principal component and will not on the interest component of the Withheld Class CF 2.0 Distribution Payment.

In the event of a Withheld Class CF 2.0 Distribution Payment, then the Class CF 2.0 Payment Period may be accordingly extended proportionately until the full amount of all Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon) has been paid. As noted above, the Class CF 2.0 Distribution Payments shall be paid in approximately twenty-eight (28) equal quarterly installments, of varying amounts of principal and interest, pursuant to a standard amortization schedule to be supplied by the Company. For the avoidance of doubt, the Company may make partial payments of any Class CF 2.0 Distribution Payments. Following the expiration of the Class CF 2.0 Payment Period, and the payment of all applicable Class CF 2.0 Distribution Payments due to such Member on account of the applicable Class CF 2.0 Units, the applicable Class CF 2.0 Units shall be deemed automatically redeemed by the Company, for no further consideration (the "**Class CF 2.0 Redemption**"). Following the Class CF 2.0 Redemption, the applicable Member shall have no further rights or interest in, and to, the applicable Class CF 2.0 Units. Notwithstanding anything to the contrary provided herein, at any time, the Company may redeem any outstanding Class CF 2.0 Units for a payment equal to: (i) any accrued, but, unpaid Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class CF 2.0 Original Issue Price associated with such Class CF 2.0 Units.

Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, if, prior to the expiration of the Class CF 2.0 Payment Period, a Change of Control event occurs, then, at the closing of such transaction, each Class CF 2.0 Member shall be entitled to receive all: (a) remaining accrued, but unpaid, Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (b) any unpaid portion of the respective Class CF 2.0 Original Issue Price associated with their Class CF 2.0 Units.

"**Class D Member**." A Member of the Company holding Class D Limited Common Units. "**Class D Limited Common Units**" or "**Class D Units**." Class D Units have only those limited voting rights set out in this Operating Agreement. For the avoidance of doubt, Class D units have no right to vote in the election of the Board of Managers. Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, if the Board of Managers (or, as applicable, any committee thereof, including, but not limited to, the Finance Committee) elects to declare a distribution to the Common Members, the Common Members shall be entitled to receive their proportionate share of such distribution based on their respective Percentage Interests.

"**Class E Member**." A Member of the Company holding Class E Units.

"**Class E Preferred Term Units**" or "**Class E Units**." Units of the Company having those rights and privileges set forth herein. Class E Units are non-voting Units. If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, Class E Members shall receive an annual distribution ("**Class E Distribution Payments**") equal to seven percent (7%) of the original issue price of their Class E Units as set forth on Attachment A ("**Class E Original Issue Price**") (if a Class E Distribution Payment is not made in any particular year [any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld Class E Distribution Payment**"], interest shall accrue, but not compound, on the amount of the Withheld Class E Distribution Payment at a rate of seven percent (7%) per annum). Subject to appropriate extension until any Withheld Class E Distribution

Payments have been made, the Class E Distribution Payments shall be made in quarterly installments over a period of five (5) years from the date of the initial issuance date of that Member's Class E Units (the "**Class E Term**"). For the avoidance of doubt, the Company may make partial payments of any Class E Distribution Payments. Notwithstanding anything to the contrary provided herein, during the Class E Term, the Company may redeem any such Class E Units upon payment of a sum equal to: (i) any accrued, but, unpaid Class E Distribution Payments and Withheld Class E Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class E Original Issue Price associated with such Class E Units.

Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, following the expiration of the Class E Term, the Company shall, subject to the terms hereof, immediately redeem a Member's Class E Units for a redemption price equal to the Class E Original Issue Price of those Units (plus any accrued but unpaid interest) ("**Class E Redemption**" or the "**Class E Redemption Payments**"). If a Class E Redemption Payment is not made when due (any such accrued, but un-distributed, amount, shall be referred to herein as the "**Withheld Class E Redemption Payment**"), interest shall accrue, but not compound, on the amount of the Withheld Class E Redemption Payment at a rate of seven percent (7%) per annum. Following the Class E Redemption, a Class E Member shall have no further right or interest in and to such Class E Units. The Company, at its option, may make a partial Class E Redemption. Notwithstanding anything to the contrary provided herein, the Company may accelerate the Class E Redemption and fully redeem any such Class E Units upon payment of a sum equal to: (i) any accrued, but, unpaid Class E Redemption Payments and Withheld Class E Redemption Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class E Original Issue Price associated with such Class E Units.

If, prior to the expiration of the Class E Term (and the corresponding Class E Redemption), a Change of Control event occurs, then, subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, at the closing of such transaction, each Class E Member shall be entitled to receive the following payments with respect to their Class E Units (collectively, the "**Class E Bonus Payment**" and together with the Class A Bonus Payment and the Class B Bonus Payment, collectively, the "**Bonus Payments**"): (i) all remaining Class E Distribution Payments then-accrued (but unpaid) and Withheld Class E Distribution Payments (together with any interest accrued thereon); (ii) a payment equal to the Class E Original Issue Price of their then-owned Class E Units; and (iii) a bonus payment equal to .02% per Class E Unit (then owned by such Class E Member) of Net Proceeds of such Change of Control transaction, upon the receipt of which such Class E Units shall be considered redeemed.

"**Class F Member**." A Member of the Company holding Class F Preferred Units.

"**Class F Preferred Term Units**" or "**Class F Units**". Units of the Company having those rights and privileges set forth herein. Class F Units are non-voting Units. If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, for a period of five (5) years from the date of the initial issuance date of each Member's Class F Units to such Class F Member from the Company (the "**Class F Payment Period**"), such Class F Member shall receive(i) a return of their subscription price actually paid for each such Class F Unit (based on the original issue price of such Class F Units as set forth on Attachment A hereto (the "**Class F Original Issue Price**")), and (ii) interest on any un-returned principal at a rate equal to eight- and one half percent (8.50%) per year, via twenty (20) equal quarterly payments aligned with the calendar year and in the case where a short first or last payment period occurs, an interest-only payment on the short first payment period or a final payment consisting of the remaining un-returned principal and its accrued interest, to occur in addition to the 20 quarterly payments ("**Class F Distribution Payments**"). If a Class F Distribution Payment is not made in any particular quarter, it will accrue to the following quarter(s); any such accrued, but un-distributed, amount shall be referred to herein as the "**Withheld Class F Distribution Payment**". For any Withheld Class F Distribution Payment, interest will accrue at a rate of eight- and one-half percent (8.50%) on the un-returned principal component and will not on the interest component of the Withheld Class F Distribution Payment. In the event of a Withheld Class F Distribution Payment, then the Class F Payment Period may be accordingly extended proportionately until the full amount of all Class F Distribution Payments and Withheld Class F Distribution Payments (together with any interest accrued thereon) has been paid. Subject to the terms hereof, the Class F Distribution Payments shall be paid in varying amounts of principal and interest pursuant to a standard amortization schedule to be supplied by the Company. For the avoidance of doubt, the Company may make partial payments of any Class F Distribution Payments. Following the expiration of the Class F Payment Period, and the payment of all applicable Class F Distribution Payments due to such Member on account of the applicable Class F Units, the applicable Class F Units shall be deemed automatically redeemed by the Company, for no further consideration (the "**Class F Redemption**"). Following the Class F Redemption, the applicable Member shall have no further rights or interest in and to the applicable Class F Units. Notwithstanding anything to the contrary provided herein, at any time, the Company may redeem any outstanding Class F Units for a payment equal to: (i) any accrued, but, unpaid Class F Distribution Payments and Withheld Class F Distribution Payments (together with any interest accrued thereon); and (ii) any unreturned portion of the Class F Original Issue Price associated with such Class F Units.

Subject to: (i) the availability of funds; and (ii) any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, if, prior to the expiration of the Class F Payment Period, a Change of Control event occurs, then, at the closing of such transaction, each Class F Member shall be entitled to receive all: (i) remaining accrued, but unpaid, Class F Distribution Payments and Withheld Class F Distribution Payments (together with any interest accrued thereon); and (ii) any unpaid portion of the respective Class F Original Issue Price associated with their Class F Units.

"**Class KEEP QNB Preferred Term Units**" or "**Class KEEP QNB Units**." Units of the Company having those rights and privileges set forth herein. Class KEEP QNB Units are non-voting Units. The proceeds from the issuance of the Class KEEP QNB Units by the Company shall be used exclusively to fund a ninety percent (90%) portion of loans (the "**KEEP Home Energy Loans**") made by the Company under the Keystone Energy Efficiency Loan program ("**KEEP Program**"), supported by Pennsylvania Energy Development Authority's Energy Accelerator Program ("**PEDA**"). Class KEEP QNB Units may only be issued to QNB (and no other Member or Person) in connection with QNB's involvement in the KEEP Program. Class KEEP QNB Units shall be deemed purchased by QNB via the Company's withdrawal of any funds from an account established by QNB from which NEIF is permitted access funds to make KEEP Home Energy Loans ("**Class KEEP QNB Investment Account**"), with QNB receiving one (1) Class KEEP

QNB Unit for each One Dollar ($1.00) withdrawn by the Company from the Class KEEP QNB Investment Account (the total amount invested by QNB at any given time, less the total amount of Class KEEP QNB Distribution Payments [defined below] received by QNB on account of the Class KEEP QNB Units at such time, less the total amount invested by QNB in KEEP Home Energy Loans that have been charged-off by the Company, shall be referred to herein as the ("**Class KEEP QNB Investment Amount**"). If, after the payment of its normal operating expenses and the establishment of reasonable reserves, the Company has sufficient cash to make a distribution, then, subject to any applicable Distribution Priorities, Liquidation Preferences and/or any other limitations that are set forth in Section 4.04, Section 4.05 and Section 9.02 hereof, the Company will make monthly distributions to QNB ("**Class KEEP QNB Distribution Payments**"), with such Class KEEP QNB Distribution Payments to be calculated in accordance with the following:

- A payment equal to ninety percent (90%) of the principal collected by the Company in the prior month with respect to the then outstanding KEEP Home Energy Loans; PLUS

- A payment equal to ninety percent (90%) of the applicable late fees collected by the Company from borrowers in the prior month with respect to the then outstanding KEEP Home Energy Loans; PLUS

- An annualized interest payment of eight and one-half percent (8.5%) (paid monthly) on the outstanding Class KEEP QNB Investment Amount; PLUS

- A payment equal to ninety percent (90%) of the remaining principal of any loans charged off in the prior month relating to the KEEP Home Energy Loans (up to a maximum of five percent (5%) of Class KEEP QNB Investment Amount or $450,000.00 total, whichever is less).

If a Class KEEP QNB Distribution Payment is not made in any particular month, it will accrue to the following month(s); any such accrued, but un-distributed, amount shall be referred to herein as the "**Withheld Class KEEP QNB Distribution Payment**". For any Withheld KEEP QNB Distribution Payment, interest will accrue at a rate of eight and one-half percent (8.5%) per annum on the outstanding Withheld KEEP QNB Distribution Payment. Class KEEP QNB Units shall have no other rights and privileges other than specifically set forth above.

"**Code**." The Internal Revenue Code of 1986, as amended.

"**Common Members**." This term collectively refers to the Class C Members and the Class D Members.

"**Common Units**." This term collectively refers to the Class C Units and the Class D Units.

"**Company**." **NATIONAL ENERGY IMPROVEMENT FUND, LLC**, a Pennsylvania limited liability benefit company.

"**Covered Person**." A Manager, a Member, any Affiliate of a Member, any officer, director, manager, shareholder, partner, employee, representative or agent of a Member, or their respective Affiliates, or any officer, employee or agent of the Company or its Affiliates.

"**Disabled**" or "**Disability**." The determination: (1) by a court of competent jurisdiction, a Member is incapacitated; and/or (2) by the primary care physician of a Member (the "**PCP**"), that said Member is not physically and/or mentally able to give said Member's full time (at least thirty-seven (37) hours per week) efforts to oversee both the management and operation of the business of the Company and said Member's other business interests (the "**Initial Determination of Disability**").

In the event that the Company believes that a Member is Disabled, but said Member has neither been adjudicated as incapacitated nor has said Member's primary care physician made an Initial Determination of Disability, the Company (at its expense) may retain a physician who is board-certified (if applicable) in the care of the alleged Disability and/or who has practiced in a field of medical specialty related to such alleged Disability (a "**Second Physician**") to evaluate said Member to determine if said Member is Disabled (the "**Secondary Determination**"). Should the PCP disagree with the Secondary Determination, a third physician (qualified in accordance with provisions hereto relating to the Second Physician) shall be selected by the agreement of the PCP and the Second Physician. (If the PCP and Second Physician cannot agree on the identity of a third physician, the Second Physician shall select the third physician.) The agreement of two (2) of the three (3) physicians will be determinative of whether said Member is Disabled and such determination shall be final.

"**Distribution Priorities**".   Has the meaning set forth in Section 4.04(a).

"**Employee Member**." A Common Member that is an employee of the Company.

"**Liquidation Preferences**". Has the meaning set forth in Section 9.02.

"**Loss**" or "**Losses**."   Items of Company loss and deduction.

"**Manager**" or "**Managers**." Shall mean any Person serving at the time as a member of the Board of Managers of the Company as provided in this Agreement.

"**Member**." Any Person who, at the time, is a member of the Company in accordance with the provisions of this Agreement. "**Members**" mean two (2) or more Persons when acting in their capacities as members of the Company. For purposes of the application of a provision of the Act to the Company, the Members shall constitute one class or group of members. Attachment A shall be amended from time to time, by the Company, to show the current Members.

"**Membership Unit.**" or "**Unit.**" A unit representing a fractional part of the Membership Units of the Members and shall include all types and classes of Units, including the Class A Units, Class A-1, Class A-2 Units, Class B Units, Class C Units, Class CF Units, Class CF 2.0 Units, Class D Units, Class E, Class F Units and Class KEEP QNB Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Units represented by such type or Class or series of Units shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights. Attachment A sets forth a current list of the Unit ownership as of the date hereof.

"**Membership Unit Certificate.**" If applicable, any document issued by the Company evidencing ownership of Membership Units.

"**Net Proceeds**." The amount of the purchase price from a "Change of Control" transaction remaining after: (i) payment of all applicable taxes and transaction costs and expenses; (ii) the payment and satisfaction of all debts, obligations and/or liabilities of the Company; and (iii) such amount shall also assume the full payment of any accrued but unpaid: (a) the Class A Distribution Payments and the Class A-1 Distribution Payments; (b) the Class B Distribution Payments; (c) the Class E Distribution Payments; (d) any applicable Class B Redemption payments; (e) any applicable Class E Redemption Payments; (f) any applicable Class CF Distribution Payments and Class CF 2.0 Distribution Payments; and (g) any applicable Class F Redemption Payments. The Net Proceeds shall be calculated by the Board in its sole discretion.

"**Offer**." An offer made, or deemed to have been made, by a Common Member (or, if, applicable a Common Member's personal representative) to sell all (or, if applicable, part) of said Member's Common Units in the Company pursuant to the terms hereof.

"**Offered Class**." The Class of Units that the Offered Units belong to.

"**Offered Interest**." The Common Units in the Company owned by an Offering Member.

"**Offering Member**." A Common Member who has made (or is deemed to have made) an Offer.

"**Original Issue Price**." As applicable, the Class A Original Issue Price, Class A-1 Original Issue Price, Class A-2 Original Issue Price, the Class B Original Issue Price, Class CF Original Issue Price and Class CF 2.0 Original Issue Price, the Class E Original Issue Price, or the Class F Original Issue Price

"**Percentage Interest**." The proportionate interest of a Common Member in the Company expressed as a percentage of such Member's Class C Unit and/or Class D Unit ownership versus the total issued and outstanding Common Units of the Company.

"**Person**." A natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, estate, association or other legal entity or organization.

"**Preferred Member**." A holder of, as applicable, Class A Units, Class A-1 Units, Class A-2 Units, Class B Units, Class CF Units, Class CF 2.0 Units, Class E Units, Class F Units and/or Class KEEP QNB Units.

"**Preferred Units**." Class A Units, Class A-1 Units, Class A-2 Units, Class B Units, Class CF, Class CF 2.0 Units, Class E, Class F Units, Class KEEP QNB Units.

"**Prime Rate**." A varying rate per annum that is equal to the interest rate published by The Wall Street Journal (or, if applicable, its successor or other such nationally recognized financial publication) from time to time as the prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate.

"**Profits**." Items of Company income and gain.

"**Pro-Rata Percentage**." The ratio that the Remaining Member's Units (of the Offered Class), prior to the acceptance of an Offer, bears to the total aggregate Units of the Offered Class.

"**QNB**". Means QNB Bank.

"**RBF**" Means RB Funding LLC, a Pennsylvania limited liability company.

"**Remaining Members**." All of the Class C Members and the Class D Members who: (i) are not the Offering Member; and (ii) are holders of the same Class of Units as the Offering Member (i.e., Members who hold Units of the Offered Class).

"**Stipulated Fair Market Value**." Shall mean, as applicable, the agreed value per Unit of the Common Units as set forth herein. The Company, by: (i) a majority vote of the Managers; and (ii) the affirmative consent of a majority of the issued and outstanding Common Units, shall stipulate the value per Common Unit every twelve (12) months, which stipulation shall be recorded in the books and records of the Company. The initial Stipulated Fair Market Value of the Common Units is set forth on Attachment D attached hereto. The Stipulated Fair Market Value shall be the Buy-Out Price for Common Units offered pursuant to this Agreement. If the parties fail to make a valuation for a particular year, the Stipulated Fair Market Value shall be the agreed value per Common Unit set forth in such most recently signed stipulation, increased (or decreased) proportionately by the increase (or decrease) in book value per Common Unit from the date of the last signed stipulation of value until one (1) month prior to the date of the event causing the transfer of the Units. For purposes of this Agreement, the term "**book value**" shall mean the book value of the Common Units of the Company, as of the applicable date, as determined in accordance with generally accepted accounting principles by the accounting firm then servicing the Company, and such determination when made, certified and delivered to the Company shall be binding upon the Company and upon all parties bound by the terms of this Agreement. As an example, assume: (a) the Stipulated Fair Market Value as set forth in the most recent agreed upon stipulation was One Thousand Dollars and 00/100 Cents ($1,000.00) per Common Unit; and (b) the book value, as of that date, is One Hundred Dollars and 00/100 Cents ($100.00) per Common Unit; and (c) the book value, as of the date of the applicable "triggering event", is One Hundred Ten Dollars and 00/100 Cents ($110.00) per Common Unit; then (d) the Stipulated Fair Market Value shall be equal to One Thousand One Hundred Dollars and 00/100 Cents ($1,100.00) per Common Unit (i.e., a ten percent (10%) increase from the most recent agreed upon Stipulated Fair Market Value).

"**Treasury Regulations**." The income tax regulations, including temporary regulations, promulgated under the Code, as those regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

Article II   – ORGANIZATION

2.01.   Principal Place of Business; Other Offices. The principal place of business of the Company shall be at 1005 Brookside Road, Suite 200, Allentown, PA 18106 or at such other place as the Board may designate from time to time, which need not be in the Commonwealth of Pennsylvania. The Company may have such other offices as the Board of Managers may designate from time to time.

2.02.   Purpose. The object and purpose of, and the nature of the business to be conducted and promoted by, the Company is engaging in any lawful act or activity for which limited liability companies may be organized under the Act and engaging in any and all lawful activities necessary, convenient, desirable or incidental to the foregoing, including but not limited to, qualifying and operating as a "Benefit Company" by engaging in certain activities for the general public benefit, including, promoting energy savings by increasing and improving access for affordable financing of energy efficiency improvements for consumers and business (the "**Business**").

2.03.   Term. The existence of the Company commenced on the date the Certificate was filed in the office of the Department of State of the Commonwealth of Pennsylvania and shall continue until the Company is dissolved in accordance with the provisions of this Agreement and the Act.

Article III   – MEMBERSHIP UNITS

3.01   Members and Subsequent Members. The current Members of the Company are the Persons listed on Attachment A. When any Person is admitted as a Member or ceases to be a Member, the Board shall cause the Company to prepare a revised version of Attachment A and distribute it to all the Members.

3.02   Record Holders of Membership Units. The Company shall be entitled to treat the Person in whose name a Membership Unit stands on the books of the Company as the absolute owner thereof and as a Member of the Company. The Company shall not be bound to recognize any equitable or other claim to, or interest in, such Membership Unit on the part of any other Person, whether or not the Company has express or other notice of any such claim.

3.03   No Transfers or Assignment of Units Unless in Accordance with this Agreement.

(a)   Except as permitted hereunder, a Member shall not assign or transfer or permit the assignment or transfer of all or any portion of said Member's Common Units in the Company or rights in said Member's Units in the Company. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. Any assignment of a Member's Units or rights in violation of this Article III shall be deemed invalid, null and void and of no force or effect. Without limiting any other restrictions on the assignment of Units as may be set forth herein, each Member agrees that it will not assign all or any portion of its Units in the Company, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to an assignment of Units, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such transfer may be effected without registration under the Securities Act;

(ii)   if such assignment or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such assignment or issuance would affect the Company's existence or qualification as a limited liability company under the Act;

(iv)   if such assignment or issuance would cause the Company to lose its current status for federal income tax purposes;

(v)   if such assignment or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi)   if such assignment or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(b)   Any person or entity to whom a Member attempts to assign the Member's Units in violation of this Article III or to whom a Member's Units are involuntarily assigned shall not be entitled to vote on matters coming before the Members; to be a Manager and/or participate in the management of the Company; to act as an agent of the Company; to attend meetings of the Members; to inspect Company books and records; to have access to any other information of the Company; to demand an accounting with respect to the Company; or to have any other rights in, or with respect to, the Member's Units. Any assignee of, or successor to, a Member's Units who does not become a Member and desires to make further assignments of the interest shall be subject to all of the restrictions on the assignment of the interest contained herein. Unless an assignee or successor becomes a Member, the assignee or successor shall not be entitled to any of the rights granted to a Member hereunder or under the Act, other than the right to receive the distributions and return of contributions to which the assignor or predecessor would otherwise have been entitled; and unless and until the assignee or successor is admitted as a Member, the assignee or successor shall not have any right to inspect Company books and records, have access to any other information of the Company or to demand an accounting with respect to the Company except to the extent necessary to prepare the assignee's or successor's state and federal income tax returns.

(c)   No Member may pledge, hypothecate or otherwise encumber any Units: (i) without the express prior written consent of a majority vote of the Board (except that Units may be pledged as security to any financial institution lending money to the Company); and (ii) only if the pledging or encumbering Member retains all rights incident to ownership of such Units in the Company, other than the right to transfer it, until payment of the obligation for which said interest serves as security.

       3.04   <u>Additional Restrictions on Transfer and Assignability of Common Units</u>.

       (a)   <u>Limited Transferability</u>. Except to the extent that transfers or assignments of Common Units are permitted or required to be transferred by this Agreement, Common Units shall not be transferable or assignable, in whole or in part. For the avoidance of doubt, the restrictions on transfers set forth in this <u>Section 3.04</u> shall not apply to Preferred Units.

       (b)   <u>Right of First Refusal</u>. If a Common Member obtains a bona fide written offer for the purchase of the Member's Common Units in the Company (which offer must be for a price denominated in U.S. dollars) which the Common Member intends to accept, then the Common Member shall be deemed to be an Offering Member and shall give written notice of that intention ("**Notice of Intention**") to the Company. To be effective, the Notice of Intention must state or describe: (i) the interest to be Assigned; (ii) the name and address of the proposed assignee; (iii) the amount to be paid and the terms of payment; (iv) the date of the proposed Assignment; and (v) an Offer to sell the Offering Member's Offered Interest to the Company and the Remaining Members.

       (1) The Company, for thirty (30) days after delivery of the Notice of Intention, may elect to have the Buy-Out Price of the Offering Member's Offered Interest in the Company be determined in accordance with <u>Section 3.04(e)</u> and, for thirty (30) days after it has been notified of the determination of the Buy-Out Price (the "**Company Option Period**"), may elect to purchase the Offering Member's Offered Interest for the lesser of the Buy-Out Price or the price set forth in the Notice of Intention. In either case, the purchase shall be on the terms set forth in <u>Section 3.04(f)</u> (the "**Terms**"). If the Company properly exercises that option, then the Offering Member shall sell, and the Company shall purchase, said Offering Member's Offered Interest at that price and on those terms.

       (2) If the Company does not exercise its option to purchase all of the Offered Interest, the Company shall notify the Remaining Member(s) and the Offering Member of its rejection of the Offer ("**Notice of Rejection**") no later than five (5) days after the sooner of such rejection or the expiration of the Company Option Period (if applicable). If the Buy-Out Price has not been determined during the Company Option Period, the Remaining Member(s) shall have thirty (30) days to elect to have the Buy-Out Price determined in accordance with <u>Section 3.04(e)</u>. The Remaining Member(s) shall have sixty (60) additional days from the latter of the determination of the Buy-Out Price or the date of the Notice of Rejection to determine if the Remaining Member(s) shall purchase the Offered Interest at and on the lower of the price set forth in the Notice of Intention or the Buy-Out Price and Terms. Each Remaining Member shall have an option to purchase a pro-rata portion of the Offered Interest (based on said Remaining Member's Pro-Rata Percentage). If some, but not all, of the Offered Interest is so purchased by the Remaining Member(s) and/or the Company, the purchasing Remaining Member(s) shall have the option (for a period of an additional five (5) days to purchase the unpurchased Offered Interest).

If the Remaining Member(s) properly exercise this option, the Offering Member shall sell and the Remaining Member(s) shall purchase said Offering Member's Offered Interest at that price and Terms.

(3) If the Company and the Remaining Member(s) do not timely exercise their options to purchase the entire Offered Interest, then the Offered Interest may be Assigned to the proposed assignee upon the terms stated in the Notice of Intention, provided that the proposed assignee agrees in writing to be bound by this Agreement and, provided that, unless the Board of Managers agrees otherwise, the assignee shall be and remain a mere interest holder in the Company, shall not be admitted as a Member and shall have only the rights affirmatively granted in the last sentence of Section 3.04(a). If an Assignment which is permitted hereunder in this Section 3.04(b)(3) is not completed by the latter of the date specified in the Notice of Intention or fifteen (15) days after the expiration of the last applicable purchase option, then the Offering Member's Offered Interest will become subject again to the purchase option contained in this Section 3.04(b).

(c)   Voluntary Withdrawal. A Common Member may not voluntarily withdraw from the Company.

(d)   Involuntary Assignment.

(1)   If: (i) an "Order for Relief" is entered with respect to a Common Member under the Bankruptcy Code; (ii) a trustee, receiver or liquidator is appointed with respect to a Common Member in any insolvency proceeding; (iii) a charging order is entered with respect to a Common Member's Common Units in the Company; (iv) there is a judgment or decree that has the effect of transferring beneficial ownership of a Common Member's Common Units in the Company or the voting rights of said Common Member to other than said Common Member; or (v) there is a bankruptcy, insolvency or other material adverse change in the financial condition of a Common Member that will result in a default under the Company's financing documents and as a result of which the lender may declare the Company to be in default of the maximum amount of indebtedness, then said Common Member shall be deemed to make an Offer to sell all of said Offered Interest in the Company to the Company and the Remaining Members.

For thirty (30) days after it learns of the Offer, the Company may elect to have the Buy-Out Price of the Offering Member's entire Offered Interest in the Company determined under Section 3.04(e). For thirty (30) days after it has been notified of the determination of the Buy-Out Price ("**Company Option Period**"), the Company may elect to redeem the Member's Offered Interest for the Buy-Out Price and Terms. If the Company timely makes that election, then the Company shall purchase, and the Offering Member or the Offering Member's legal representative or successor shall sell to the Company, the Offering Member's Offered Interest in the Company at the Buy-Out Price and Terms.

If the Company does not elect to have the Buy-Out Price determined in accordance with Section 3.04(e) or, after the determination of the Buy-Out Price, does not elect to redeem the Offering Member's Offered Interest in the Company at the Buy-Out Price and Terms, then, the Company shall notify the Remaining Member(s) and the Offering Member of its rejection of the Offer ("**Notice of Rejection**") no later than five (5) days after the sooner of such rejection or the expiration of the Company Option Period (if applicable). If the Buy-Out Price has not been determined during the Company Option Period, the Remaining Member(s) shall have thirty (30) days to elect to have the Buy-Out Price determined in accordance with Section 3.04(e). The Remaining Member(s) shall have sixty (60) additional days from the latter of the determination of the Buy-Out Price or Notice of Rejection to determine if the Remaining Member(s) shall purchase the Offered Interest at and on the Buy-Out Price and Terms. Each Remaining Member shall have an option to purchase a pro-rata portion of the Offered Interest (based on said Remaining Member's Pro-Rata Percentage). If some, but not all of the Offered Interest is so purchased by the Remaining Member(s) and/or the Company, the purchasing Remaining Member(s) shall have the option (for an additional five (5) days) to purchase the unpurchased Offered Interest. If the Remaining Member(s) properly exercise their option, the Offering Member shall sell and the Remaining Member(s) shall purchase said Offering Member's Offered Interest at and on the Buy-Out Price and Terms. If the Company and/or Remaining Member(s) do not purchase all of the Offered Interest, unless the Board of Managers agrees otherwise, the successor to the Common Member shall be and remain a mere interest holder in the Company, shall not be admitted as a Member, and shall have only the rights affirmatively granted in the last sentence of Section 3.04(a).

(2)	In the event of the death of a Common Member (except with respect to any Common Units owned by more than one Common Member as tenants by the entirety or joint tenants with right of survivorship where there is a surviving Common Member), the deceased Common Member's personal representative shall be deemed to have made an Offer to sell to the Company and the Remaining Member(s) said Common Member's Offered Interest in the Company at and on the Buy-Out Price and Terms.

(3)	In the event a Common Member is Disabled, said Common Member (or said Member's personal representative, if applicable) shall be deemed to have made an Offer to sell all of said Member's Offered Interest in the Company at and on the Buy-Out Price and Terms.

(4)	In the event an Employee Member's employment with the Company is terminated for any reason, the Employee Member shall be deemed to have given a Notice and to have made an Offer to sell to the Company and the Remaining Member(s) all of such Employee Member's Membership Unit owned at the time of said Notice at and on the Buy-Out Price and Terms. An Employee Member's Termination of Employment shall be deemed to have occurred at such time as such Member's services to the Company as a payroll employee of the Company have ceased, without regard to the reasons for, or circumstances surrounding, such cessation of services.

(5)	Upon notification to the Company that an Offer has been made pursuant to Sections 3.04(d)(2), 3.04(d)(3) or 3.04(d)(4), the Buy-Out Price shall be determined pursuant to Section 3.04(e), and for thirty (30) days after such determination ("**Company Option Period**"), the Company may exercise an option to purchase the Offered Interest at and on the Buy-Out Price and Terms. The Company shall maintain life insurance policies insuring the lives of the members of the Board of Managers with a policy death benefit of not less than One Million ($1,000,000) Dollars. Accordingly, in the event that the Company receives any proceeds of life insurance on account of the death of an Offering Member, the Company must exercise its option to purchase the Offered Interest to the extent of such proceeds.

(6)   If the Company does not exercise its option to purchase the Offered Interest pursuant to Section 3.04(d)(5), the Company shall issue a Notice of Rejection no later than five (5) days after expiration of the Company Option Period. The Remaining Member(s) shall have sixty (60) additional days, from the Notice of Rejection to determine if said Remaining Member(s) shall purchase the Offered Interest at and on the Buy-Out Price and Terms. Each Remaining Member shall have an option to purchase a pro-rata portion of the Offered Interest (based on each Remaining Member's Pro-Rata Percentage). Notwithstanding the foregoing, in the event a Remaining Member receives any proceeds of life insurance on account of the death of an Offering Member and the Company has not exercised its option pursuant to Section 3.04(d)(5), said Remaining Member must exercise his/her/its option to purchase the Offered Interest to the extent of such proceeds. If the Remaining Member(s) and/or the Company properly exercise their option(s), the Offering Member (or said Offering Member's personal representative) shall sell, and the Remaining Member(s) and/or the Company shall purchase, said Offering Member's Offered Interest at and on the Buy-Out Price and Terms.

(7)   If the entire Offered Interest is not purchased by the Remaining Members and/or the Company pursuant to Section 3.04(d)(5) and/or Section 3.04(d)(6), then, unless the Board of Managers agrees otherwise, the successor to the Common Member shall be and remain a mere interest holder in the Company, shall not be admitted as a Member, and shall have only the rights affirmatively granted in the last sentence of Section 3.04(a).

(e)   Buy-Out Price.

(1)   The Buy-Out Price for an Offering Member's Offered Interest which is purchased pursuant to Section 3.04(b) shall be, at the Company's election, the lesser of: (i) the price set forth in the Notice of Intention; or (ii) the applicable Stipulated Fair Market Value at the Offered Interest.

(2)   The Buy-Out Price for an Offering Member's Offered Interest which is purchased pursuant to Section 3.04(d) shall be the applicable Stipulated Fair Market Value of the Offered Interest.

(f)   Terms. The Buy-Out Price to be paid to an Offering Member under Section 3.04(b) or Section 3.04(e) shall be paid, at the discretion of the Purchaser, either within three (3) months after the election to purchase or in sixty (60) consecutive equal monthly installments, including interest on the unpaid balance of the purchase price at a rate equal to the Prime Rate, beginning three (3) months after the election to purchase and continuing until the purchase price has been fully paid. The unpaid balance may be prepaid at any time without premium or penalty. The Offering Member (or the Offering Member's personal or legal representatives,) as the case may be, if requested to do so by the Purchaser, shall sign and deliver to the Purchaser an assignment, in a form reasonably approved by counsel for the Purchaser, which shall transfer to the Purchaser good and marketable title to the Offering Member's Offered Interest in the Purchaser, free and clear of all liens, claims and encumbrances; and the Purchaser, if requested to do so by the Offering Member, shall execute and deliver the promissory note of the Purchaser, generally in the form attached hereto as Attachment B, for the Buy-Out Price, containing a right, on the part of the holder, to accelerate payment in the event of any default. To secure the note, the Purchaser shall execute and deliver to the seller a security agreement and financing statements covering the Offered Interest which has been purchased/redeemed. The Purchaser is hereby designated as the Member's attorney-in-fact for the purposes of removing the Offering Member's name from the Purchaser's roster of Members and for the purpose of transferring the Offering Member's Offered Interest to the Purchaser. This power is coupled with an interest and is irrevocable.

(g)   Payment for Company Property. The amount to be paid to a Member or a Member's personal or legal representatives under this Section shall be deemed to be paid in exchange for the interest of the Member in Company property, in accordance with, and subject to, Section 736(b) of the Code.

(h)   Vote on Purchase. The Board of Managers shall have the sole authority to vote on whether the Company will redeem a Member's Offered Interest. If a Member is also a Manager, that Member may not vote on the purchase of his, her or its interest in the Company pursuant to this Section 3.04.

(i)   Admission of Additional Members. No new Member may be admitted without the consent of the Board of Managers, provided, however, that the new Member must execute and deliver to the Company a written Joinder in the form of Attachment C consenting to be bound by all of the terms of this Agreement.

(j)   Non-recognition of Certain Transfers. The Company and the Board of Managers will not, nor be compelled to, recognize any transfer, or issue any certificate representing any Membership Unit to any person who has not delivered to the Company a written undertaking to be bound by the terms and conditions of this Agreement in the form of the Joinder attached hereto as Attachment C.

(k)   Legends on Membership Unit Certificate. The following legend shall be imprinted on each Membership Unit Certificate, or in the case of uncertificated securities, substantially equivalent language on each Subscription Agreement:

> THE MEMBERSHIP UNIT(S) REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE PENNSYLVANIA SECURITIES ACT OF 1972, AS AMENDED, OR SIMILAR LAWS OR ACTS OF OTHER STATES, IN RELIANCE UPON EXEMPTIONS UNDER THOSE LAWS AND ACTS. NOTICE IS HEREBY GIVEN THAT THE SALE, OFFER FOR SALE, ASSIGNMENT, TRANSFER, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP UNIT(S) REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND RESTRICTED BY, THE PROVISIONS OF A CERTAIN NATIONAL ENERGY IMPROVEMENT FUND, LLC SIXTH AMENDED AND RESTATED OPERATING AGREEMENT, AMONG THE COMPANY AND THE

COMPANY'S MEMBERS, EFFECTIVE AS OF <u>AUGUST __, 2025</u>, A COPY OF WHICH AGREEMENT MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE COMPANY. BY THE EXECUTION OF THIS CERTIFICATE AND THE ACQUISITION OF THE MEMBERSHIP UNIT(S) REFERENCED HEREIN, EACH PRESENT AND FUTURE MEMBER REPRESENTS, INTER ALIA, THAT SUCH MEMBER IS ACQUIRING SUCH MEMBER'S MEMBERSHIP UNIT(S) FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION OR RESALE AND THAT SUCH MEMBER WILL NOT SELL, OFFER FOR SALE, TRANSFER, PLEDGE, OR OTHERWISE DISPOSE OF SUCH MEMBER'S MEMBERSHIP UNIT(S): (I) OTHER THAN IN ACCORDANCE WITH THE OPERATING AGREEMENT; AND (II) WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE ABOVE-REFERENCED LAWS AND ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

(l)   <u>Bring-Along Rights</u>. In the event that a Common Member or Common Member(s) owning fifty-one percent (51%) or more of the total issued and outstanding Common Units (a "**Majority Member(s)**") of the Company accepts an offer to purchase all or a portion of his, her or their Common Units such that the purchaser would own fifty-one percent (51%) or more of the Common Units of the Company upon completion of the transaction (and the Company has not exercised its right to acquire the Majority Members' Offered Interest pursuant to this Agreement), then the Majority Members may send a written notice (the "**Bring-Along Notice**") to the remaining Common Members specifying the name of the purchaser, the consideration payable and a summary of the material terms of such proposed purchase. Upon receipt of a Bring-Along Notice, each remaining Common Member shall be obligated and hereby covenants to: (i) sell all of their respective Common Units (or such portion of their Common Units as may be required by the purchaser) free of any liens, claims and/or encumbrances of any nature in the transaction contemplated by the Bring-Along Notice on the terms and conditions listed therein; and (ii) otherwise take all necessary action to cause the consummation of such transaction, including, without limitation and if applicable, voting his or her Common Units in favor of the transaction and not exercising any appraisal rights (whether arising hereunder or by operation of law) in connection therewith. Each Common Member further agrees and covenants to take all actions (including, without limitation, executing documents) in connection with consummation of the proposed transaction as may reasonably be requested by the Majority Members, and hereby appoints the Majority Members as each remaining Common Member's attorney-in-fact to do the same on such remaining Common Member's behalf.

(m)   <u>Follow-Along Rights</u>. If the Majority Members accept an offer to sell all, or a percentage of, their Common Units (so long as such sale involves fifty-one percent (51%) or more of the total issued and outstanding Common Units of the Company) to a proposed transferee or transferees (such proposed transferee or transferees are hereinafter referred to collectively as the "**Follow-Along Purchasers**") and the Company has not exercised their right to acquire the Majority Members' Offered Interest pursuant to this Agreement, then the Majority Members shall send written notice to the remaining Common Members ("**Follow-Along Notice**") which notice shall specify, in reasonable detail: (i) all of the terms and conditions upon which such sale is to occur; and (ii) make explicit reference to this Section and state that such Common Members have a right to sell their Follow-Along Units (defined below) pursuant to such sale. All or any remaining

Common Members shall, at their election, have the right to participate in any such sale (the "**Follow Along Right**"), exercisable in accordance with Subsection (1) below, and require the Follow-Along Purchasers to purchase: (i) all of their Common Units if the Majority Members are selling all of their Common Units; or (ii) the same percentage of their Units that the Majority Members are selling to the Follow-Along Purchasers (the "**Follow-Along Units**").

(1)   If a remaining Common Member wishes to exercise said Member's Follow-Along Rights pursuant to Section 3.04(m) above, then such Member(s) must notify the Majority Members in writing within thirty (30) days following receipt of the Follow-Along Notice. If a Member does not notify the Majority Members within such thirty (30) day period, then such Member shall be deemed to have waived the Follow-Along Right with respect to the proposed sale.

(2)   Any Follow-Along Units purchased pursuant to this Section shall be paid for upon the same terms and conditions received by the Majority Members from the Follow-Along Purchasers.

ARTICLE IV – FINANCIAL AND TAX MATTERS

4.01   Initial Capital Contributions. A record of the Initial Capital Contribution that each Member has made, or is deemed to have made, to the Company shall be maintained by Company and/or the accountant regularly serving the Company.

(a)   Additional Capital Contributions. A Member shall not be required to make any Capital Contribution to the Company not specifically agreed to in writing between the Member and the Company, or be obligated or required under any circumstances to restore any negative balance in the Member's Capital Account.

(b)   No Interest. Interest shall not be paid on, or with respect to, the Capital Contribution or Capital Account of any Member.

(c)   No Right to Return of Capital Contributions. Although the Board may direct the Company to make distributions to the Members from time to time as a return of their Capital Contributions, a Member shall not have the right to withdraw or demand a return of any of the Member's Capital Contribution or Capital Account, except upon dissolution or liquidation of the Company.

(d)   Unit Ownership. The Unit Ownership of each Member, as of the date hereof, shall be as set forth in Attachment A.

4.02   Capital Accounts. At all times while there is more than one (1) Member, a Capital Account shall be established and maintained on the books of the Company for each Member.

(a)   Tax Provisions. The allocation and capital account maintenance provisions of Treasury Regulations under Section 704 of the Internal Revenue Code are hereby incorporated by reference, including a "qualified income offset" within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(d), the rules regarding allocation of "partner nonrecourse deductions" under

Treas. Reg. Section 1.704-2(i)(1), "minimum gain chargeback" under Treas. Reg. Section 1.704-2(f) and "partner nonrecourse debt minimum gain chargeback" under Treas. Reg. Section 1.704-2(i)(4), and the limitation on allocation of losses to any Member that would cause a deficit capital account in excess of such Member's capital contribution obligations and share of minimum gain and partner nonrecourse debt minimum gain under Treas. Reg. Section 1.704-1(b)(2)(ii)(d) as modified by Treas. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5).

(b)   Contributed Property. To the extent contributed property has a fair market value at the time of contribution that differs from the contributing Member's basis in the property, and to the extent the carrying value of property of the Company otherwise differs from the Company's basis in such property, depreciation, gain and loss for capital account purposes shall be computed by reference to such carrying value rather than such tax basis. In accordance with Section 704(c) of the Code, income, gain, loss and deduction with respect to such property shall, solely for tax purposes, be shared among the Members so as to take account of the variation between the basis of the property to the Company and its fair market value at the time of contribution, or at the time that the carrying value of such property is adjusted under Treas. Reg. Section 1.704-1(b)(2)(iv)(f), as the case may be.

4.03   Allocation of Profits or Losses. At all times while there is more than one (1) Member, Profits or Losses shall be allocated to the Common Members in accordance with Percentage Interests, except as otherwise provided in Section 4.02.

4.04   Distributions.

(a)   General Rule.

(1)   Priority. Distributions in respect of Units in the Company shall be made only to Members who, according to the books and records of the Company, are the holders of record of the Units in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Board shall incur any liability for making distributions in accordance with the provisions of the preceding sentence. Subject to the terms hereof and: (i) the requirements of the Act; the (ii) the availability of funds; and (iii) the establishment of reasonable reserves in accordance with Section 4.04(a)(3) and Section 4.05 below, distributions by the Company shall be made to the Members at the times, and in the aggregate amounts, determined by the Board of Managers. Subject to the terms hereof, all Distributions shall be made as follows and in the following order of priority (collectively, the "**Distribution Priorities**"):

(i)   First, to the holders of Class A Units, the Class A-1 Units, and the Class A-2 Units, pro-rata, until the holders of Class A Units, Class A-1 Units, and Class A-2 Units, have been paid, as applicable, an amount equal to any accrued, but unpaid: Class A Distribution Payments, Class A-1 Distribution Payments, Class A-2 Distribution Payments, Withheld Class A Distribution Payments (together with any interest accrued thereon), Withheld Class A-1 Distribution Payments (together with any interest accrued thereon), Withheld Class A-2 Distribution Payments (together with any interest accrued thereon), Class A-1 Redemption Payments, Class A Bonus Payments, Class A-1 Bonus Payments or other sums which may be due and owing to the Class A Members, Class A-1 Members or Class A-2 Members pursuant to the terms hereof;

(ii)   Second, to the holders of Class B Units, pro-rata, until the holders of Class B Units have been paid an amount equal to any accrued, but unpaid: Class B Distribution Payments, Withheld Class B Distribution Payments (together with any interest accrued thereon), Class B Redemption payments, any Withheld Class B Redemption Payments (together with any interest accrued thereon), Class B Bonus Payments and/or other sums which may be due and owing to the Class B Members pursuant to the terms hereof;

(iii)   Third, to the holders of Class E Units, pro-rata, until the holders of Class E Units have been paid an amount equal to any accrued, but unpaid: Class E Distribution Payments, Class E Redemption payments, any Withheld Class E Distribution Payments (together with any interest accrued thereon), any Withheld Class E Redemption Payments (together with any interest accrued thereon), Class E Bonus Payments and/or other sums which may be due and owing to the Class E Members pursuant to the terms hereof;

(iv)   Fourth, to the holders of Class CF Units, pro-rata, until the holders of Class CF Units have been paid an amount equal to any accrued, but unpaid, Class CF Distribution Payments and any Withheld Class CF Distribution Payments (together with any interest accrued thereon); and

(v)   Fifth, to the holders of Class F Units, pro-rata, until the holders of Class F Units have been paid an amount equal to any accrued, but unpaid, Class F Distribution Payments and any Withheld Class F Distribution Payments (together with any interest accrued thereon); and

(vi)   Sixth, to the holders of Class CF 2.0 Units pro-rata, until the holders of Class CF 2.0 Units have been paid an amount equal to any accrued, but unpaid, Class CF 2.0 Distribution Payments and any Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon);

(vii) Seventh, to QNB on account of its Class KEEP QNB Units in an amount equal to any accrued, but unpaid, Class KEEP QNB Distribution Payments and any Withheld Class KEEP QNB Distribution Payments (together with any interest accrued thereon), provided that, notwithstanding the foregoing or anything to the contrary provided herein, any sums received by the Company on account of the KEEP Home Energy Loans shall be exclusively applied to fund the distributions required to be made to QNB pursuant to this Section 4.01(a)(1)(vii) prior to using any such funds to make distributions to any other Class of Members pursuant to this Section 4.04 until such time as the KEEP Home Energy Loans are paid in full or otherwise charged off and QNB has been paid an amount equal to any accrued, but unpaid, Class KEEP QNB Distribution Payments and any Withheld Class KEEP QNB Distribution Payments (together with any interest accrued thereon).

(viii)   Eighth, to the holders of the Common Units, in accordance with Section 4.04(a)(2) below.

In addition, following the payment of all required distribution payments, redemption payments and/or bonus payments to the Preferred Members in accordance with the terms of this Agreement, in the event that the Company declares any "special" dividends or distributions, then the holders of any issued and outstanding Class A-1 Units shall collectively be entitled to payment equal to 14.82% (such payment to be paid, pro-rata, to the holders of any such outstanding Class A-1 Units based on their respective ownership of the outstanding Class A-1 Units) of any such "special" dividends or distributions.

(2)   Common Units. Subject to: (i) Sections 4.04(a)(1) and (b) hereof;(ii) the availability of funds; (iii) the establishment of reasonable reserves in accordance with Section 4.04(a)(3) and Section 4.05 below; and (iv) payment of any properly approved salaries/bonuses to employees of the Company, operating expenses or other similar expenses of the Company, distributions of cash and/or other assets or property of the Company, from whatever source (including, without limitation, net proceeds of Company operations and sale, and financing or refinancing of Company assets) shall be made to the Common Members in accordance with their respective Percentage Interests at such times, and in such amounts, as the Board (or, as applicable, any committee thereof, including, but not limited to, the Finance Committee) shall determine.

(3)   In making determinations regarding distributions, the Board (or, as applicable, any committee thereof; including, but not limited to, the Finance Committee) may set aside funds and establish reserves for such items as may be determined in accordance with Section 4.05 hereof. The Board, in its commercially reasonable discretion, shall have the authority to interpret and apply the terms of this Section 4.04 (as well as any other provisions of this Agreement regarding the distribution of Company funds).

(b)   Minimum Distribution. With respect to any taxable year of the Company in which Common Members are allocated taxable income for Federal income tax purposes (and for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to Section 703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the Company shall attempt to distribute to the Common Members (subject to the constraints provided in the last sentence of this Section 4.04(b)), within ninety (90) days after the close of that taxable year, an amount equal to the aggregate taxable income allocated to the Common Members, multiplied by the highest Federal marginal tax rate (not to exceed thirty-four percent (34%), multiplied by each respective Common Member's Percentage Interest. For purposes of the preceding sentence, the Company's taxable income for a year shall be reduced by any net loss of the Company in prior years that has not previously been so taken into account under this Section 4.04(b). Nothing herein shall require the Company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions.

4.05   Establishment of Reserves. The Board (or, as applicable, any committee thereof, including, but not limited to, the Finance Committee) shall have the right and obligation to establish reasonable reserves for business operations, maintenance, improvements, acquisitions, capital expenditures and other contingencies, such reserves to be funded with such portion of the operating revenues of the Company as the Board may deem necessary or appropriate for that purpose.

4.06   Tax Returns. The Board of Managers shall arrange for the preparation of all tax returns required to be filed for the Company. All information needed by the Members and other Persons who were Members during the applicable taxable year for income tax purposes shall be prepared by the Company's accountants and furnished to each such Person after the end of each taxable year of the Company.

4.07   Tax Elections.

(a)   Elections to be Made. To the extent permitted by applicable tax law, the Board (on behalf of the Company) may make the following elections on the appropriate tax returns:

(1)   to adopt the calendar year as the Company's taxable year;

(2)   to adopt the accrual method of accounting;

(3)   if a transfer of a Membership Unit as described in Section 743 of the Code occurs, on written request of any transferee Member, or if a distribution of Company property is made on which gain described in Section 734(b)(1)(A) of the Code is recognized or there is an excess of adjusted basis as described in Section 734(b)(1)(B) of the Code, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company properties;

(4)   to elect to amortize the organizational expenses of the Company and the start-up expenditures of the Company in excess of Five Thousand ($5,000.00) Dollars ratably over a period of one hundred eighty (180) months as permitted by Sections 195 and 709(b) of the Code; and

(5)   any other election the Board may deem appropriate and in the best interests of the Members.

(b)   No Election of Corporate Taxation. The Members acknowledge that the Board of Managers may direct the Company to make an S election to be taxed as an S corporation for federal and state tax purposes under Section 1362 of the Code (the "**S Election**"). In the event an S Election is made, each Member agrees to promptly execute any required documentation to consummate such S Election, including but not limited to Internal Revenue Service Form 2553 and an Amended and Restated Operating Agreement, if deemed necessary by the Board of Managers. In such an event, all provisions of this Agreement and the Company's Certificate of Formation are to be construed so as to preserve the S Election. Further, if an S Election is made, any partnership tax provisions that may be set forth herein that conflict with the preservation of the S Election and taxation as an S corporation shall be deemed to be of no force and effect and shall be deemed removed without further action by the Members. In the event an S Election is made, it is the intention of the Company, the Board of Managers and the Members that, in accordance with the making of the S Election such that the Company is to be taxed as an S-corporation, there shall be only a single "Class" of Membership Units.

4.08   Partnership Representative.

(a)   In General.   The "Partnership Representative" of the Company pursuant to Section 6223 of the Code shall be a Person that is designated as such by the Board. Any Person who is designated "Partnership Representative" shall inform each other Member of all significant matters that may come to its attention in its capacity as "Partnership Representative" by giving notice thereof on or before the fifth (5th) business day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity. The Company shall reimburse the Partnership Representative for any reasonable, documented and out-of-pocket costs incurred representing the interests of the Members in respect of Company tax matters.

(b)   Authority of the Partnership Representative.   Subject to the terms and conditions hereof, for federal tax purposes, the Partnership Representative shall generally have authority to take any action that may be taken by a partnership representative under the provisions of Subchapter C of Chapter 63 of the Code, as revised by Section 1101 of the 2015 Budget Act, as such provisions may thereafter be amended and including Treasury regulations or other guidance issued thereunder.

(c)   Disputes between the Partnership Representative and the Company. If a dispute arises from or relates to the actions or conduct of the Partnership Representative, and if the dispute cannot be settled first through good faith negotiations within thirty (30) days of the alleged breach, the parties agree to endeavor first to settle the dispute in accordance with the dispute resolution provisions set forth in Section 11.5 hereof.

4.09   Tax Withholding. Unless treated as a Tax Payment Loan, any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (each a "**Withholding Tax Act**") shall be treated as a distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Withholding Tax Act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the Member (a "**Tax Payment Loan**"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the applicable Federal short-term rate under Section 1274(d)(1) of the Code, determined and compounded semiannually. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax Payment Loans of the Member. The Board shall take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this Subsection.

ARTICLE V – MANAGEMENT

5.01   Management by Board of Managers.

(a)   Exclusive Responsibility.

(1)   Subject to the provisions of this Agreement (including Section 5.01 (l) below), the management of the business and affairs of the Company shall be the sole and complete responsibility of the Board of Managers. The authority of the Board shall include, but is not limited to, the following items:

(i)   At any time, and for any purpose, undertake an offering of: (A) additional Membership Units, issue additional Membership Units and/or create additional Classes of Units (or offer or issue any warrants with respect to the Company); and/or (B) any other type of equity or debt securities.

(ii)   Borrow money from any source, including, without limitation, from the Members, and, if security is required therefore, to mortgage or subject to any other security device any portion of the Company's property, to obtain replacements of any mortgage or other security device, and to prepay, in whole or in part, refinance, increase, modify, consolidate or extend any mortgage or other security device, all of the foregoing on such terms and in such amounts as the Board of Managers deems, in its sole discretion, to be in the best interest of the Company;

(iii)   Acquire and enter into any contract of insurance which the Board of Managers deems necessary and proper for the protection of the Company, for the conservation of the Company's assets, or for any purpose convenient or beneficial to the Company;

(iv)   Approve all Company employment agreements, the right to hire and fire such personnel, and employ, from time to time, on behalf of the Company, individuals on such terms and for such compensation as the Board of Managers shall determine, and to enter into agreements for the transfer of Membership Units to such Persons as provided herein;

(v)   Make decisions as to accounting principles and elections, whether for book or tax purposes (and such decisions may be different for each purpose) and engage an independent auditor to audit the books and records of the Company;

(vi)   Set up or modify recordkeeping, billing and accounts payable accounting systems;

(vii)   Open checking and savings accounts, in banks or similar financial institutions, in the name of the Company, and deposit cash in, and withdraw cash from, such accounts;

(viii)   Execute, on behalf of and in the name of the Company, make, perform and carry out all types of contracts, agreements, instruments, notes, certificates, titles or other documents of any kind or nature as deemed necessary and desirable by the Board of Managers, including, without limitation, contracts, leases, other agreements with Affiliates of the Members, and amend, extend, or modify any contract, lease, or agreement at any time entered into by the Company, provided that the Board of Managers uses its best efforts to insure that all such contracts, leases, or agreements are representative of fair market value;

(ix)   Require each Member to execute such documents and provide such information as is necessary or desirable to comply with the requirements of the Commonwealth of Pennsylvania and its agencies with respect to licenses or other permits or requests of the Company, and federal government and local government filings and requirements as necessary to carry out the business of the Company; and

(x)   All acts necessary or desirable to carry out the business for which the Company is formed.

(2)   The Company may act only by actions taken by, or under the direction of, the Board in accordance with this Agreement. A Member in his, her or its capacity as such shall not have any right, authority or power to act for or on behalf of the Company or otherwise bind the Company in any way. A Member shall not have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular assets of the Company.

(b)   Composition. The number of Managers on the Board may be set at any time by a majority vote of the Class C Units. The initial number of Managers is two (2) and the initial Managers are Peter Krajsa and Matthew Brown.

(c)   Election. Each Manager shall be elected by a vote of the holders of a majority of the issued and outstanding Class C Units for a period of one (1) year.

(d)   Removal. Any member of the Board of Managers may be removed from office, with or without cause, at any time by the consent of the holders of a majority of the Class C Units upon providing written notice by such Class to the Company of such termination. A successor Manager, elected by the vote of the majority of the appointing Class, shall be specified in such written notice to the Company. Any member of the Board of Managers may resign at any time by giving prior written notice to the Class C Members. In the event that any Manager ceases to serve as Manager (whether by reason of termination, resignation, removal or any other cause), thereby creating a vacancy on the Board of Managers, the Class C Members may designate a successor to fill such vacancy upon the consent of the holders of a majority of the issued and outstanding Class C Units.

(e)   Regular Meetings. The Board shall establish a date, time and place for the annual meeting of the Board, which may be held without notice other than pursuant to this Section immediately after the annual meeting of Members. The Board of Managers may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than pursuant to such resolution.

(f)   Special Meetings. Special meetings of the Board of Managers may be called at the request of any Manager upon five (5) days written notice to other Managers (such notice may be delivered via email or other similar means of electronic communication). The time, place and purpose or purposes for such special meetings shall be stated in the notice of such meeting.

       (g)   Quorum. The presence of the Managers (or, as applicable, the committee members then appointed) that hold a majority of the total votes of the Board shall constitute a quorum at any meeting of the Board of Managers (or any committee thereof).

       (h)   Action by the Board. If there is more than one (1) Manager on the Board (or any committee thereof), then whenever an act/action is to be taken by the Board, it shall be authorized by a majority vote of the Managers (or, as applicable, the committee members then appointed) (at a meeting where a Quorum is present).

       (i)   Action by Consent. Any action required, or permitted to be taken, at a meeting of the Board of Managers (or any committee thereof) may be taken without a meeting, without prior notice, and without a vote, upon the consent of the Managers (or, as applicable, the committee members then appointed) who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Managers (or, as applicable, the committee members then appointed) entitled to vote thereon were present and voting. The consents shall be in writing, or in electronic form, and shall be filed with the Company.

       (j)   Remote Participation. The presence or participation, including voting and taking other action, at a meeting of Board of Managers (or any committee thereof), by conference, telephone or other electronic means, including, without limitation, the internet, shall constitute the presence of, or vote or action by, the applicable Manager (or committee member).

       (k)   Delegation/Board Committees.

       (1)   The Board of Managers may delegate the right, power and authority to manage the day-to-day business, affairs, operations and activities of the Company to any officer, employee or agent of the Company, subject to the ultimate direction, control and supervision of the Board. If the Board appoints an officer of the Company with a title that is commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the Board. Any number of offices may be held by the same Person. The salaries and other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Board.

       (2)   The Board of Managers, by resolution adopted by a majority, may designate one (1) or more Managers, or other individuals, to constitute one (1) or more committees to serve at the pleasure of the Board of Managers and to exercise the authority of the Board of Managers to the extent provided in the resolution establishing the committee and permitted by law. A committee of the Board of Managers shall not have the authority to take any action that requires the consent of the holders of Class C Units and Class D Units pursuant to Section 5.01(l) below. The parties to this Agreement acknowledge that the Board has previously established a "Finance Committee", which among any other designated matters, has certain authority with respect to: (i) the declaration of distributions to Common Members; and (ii) setting officer compensation. For

the purpose of determining the Finance Committee's ability to set officer compensation only, the term "officers" shall be deemed to include **only** the Managers and the Chief Operating Officer of the Company.

(l) Limitation. Notwithstanding Subsection (a), the Board of Managers shall not without first receiving the affirmative vote of: (i) a majority of the Class C Units; and (ii) a majority of the Class D Units:

(1) Wind up, dissolve or otherwise terminate the Company;

(2) Engage in a merger or consolidation with or into any corporation, partnership, limited liability company or any other entity, whether or not the Company shall be the surviving entity of such merger or consolidation;

(3) Sell all, or substantially all, of the Company's assets to any Person;

(4) Divide into two (2) or more limited liability companies; or

(5) Engage in any similar business transaction.

(m) Deadlock Resolution. In the event of a "**Deadlock**" (as defined below) among the Board of Managers (if there shall be more than one Manager on the Board) or the Members (pertaining to a decision on which they are eligible to vote), the Board or, as applicable, the Members, whichever the case may be, shall exercise their best efforts to resolve such Deadlock through non-binding mediation (such mediation shall be conducted at a mutually agreeable location (or, if the parties cannot agree on a location, the location shall be selected by the Company's regularly retained legal counsel), and the mediator shall be a neutral, experienced, mediator chosen by the Company's regularly retained legal counsel). For purposes of this Deadlock Resolution provision, "**Deadlock**" shall mean that, following a good faith effort at mediation, the Managers or the Members, whichever the case may be, remain deadlocked in the determination of a material matter, the Managers or the Members, whichever the case may be, remain unable to break the deadlock, and irreparable injury to the Company is threatened or being suffered, or the business and affairs of the Company can no longer be conducted generally because of the deadlock. If the best efforts of the Managers or the Members, whichever the case may be, to resolve a Deadlock through mediation fail, the Managers or the Members, shall refer the manner to arbitration in accordance with Section 11.5 hereof.

5.02 Non-exclusive Service. The Manager(s) need not devote services to the Company on a substantially full-time basis and need only devote so much time to the Company's activities as the Board determines to be necessary for the efficient conduct thereof.

5.03 Conflicts of Interest.

(a) Other Business Opportunities. Subject to the other express provisions of this Agreement, the Manager(s) may engage in and possess interests in other business ventures of any and every type and description, independently or with others, with no obligation to offer to the Company or any Member or Manager the right to participate therein.

(b) Interested Transactions. A contract or transaction between the Company and a Manager or between the Company and another domestic or foreign association in which a Manager has a management role or a financial or other interest, shall not be void or voidable solely for that reason, or solely because said Manager participates in the authorization of the contract or transaction, if:

(1) the material facts as to the relationship or interest and as to the transaction are disclosed or known to the other Manager(s) and the contract or transaction is authorized by the other Manager(s) (if applicable); or

(2) the contract or transaction is fair to the Company as of the time it is authorized.

5.04 Limitation of Liability. The Managers, as such, shall not be liable for the debts, obligations or liabilities of the Company except to the extent required by the Act. A Manager shall not be personally liable, as such, for monetary damages (other than under criminal statutes and under Federal, state and local laws imposing liability on managers for the payment of taxes) for any action taken, or any failure to take any action, unless the Manager's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Section shall apply to, or have any effect on the liability or alleged liability of, any person who is or was a Manager of the Company for or with respect to any acts or omissions of said Manager occurring prior to the effective date of such amendment or repeal. If the Act is amended to permit a Pennsylvania limited liability company to provide greater protection from personal liability for its managers than the express terms of this Section, this Section shall be construed to provide for such greater protection.

5.05 Annual Compensation. The Managers may be entitled to an annual management fee as compensation for managing the day-to-day affairs of the Company.

5.06 Benefit Company. Each Manager shall consider the following interests and factors when discharging his or her duties under the Act and this Agreement:

(a) The effects of any action upon:

(1) The Members;

(2) Any employees and work force of the Company;

(3) The interests of customers as beneficiaries of the general public benefit purposes of the Company;

(4) Community and societal considerations;

(5) The local and global environment;

(6)   The short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and

(7)   The ability of the Company to accomplish its general public benefit purpose; and

(b)   Any other pertinent factors or interests of any other group that they deem appropriate; but

(c)   Shall not be required to give priority to the interests of any person or group referred to in Subsections (a) or (b) over the interests of any other person or group unless the Company has stated in its Certificate its intention to give priority to certain interests related to its accomplishment of its general public benefit purpose.

5.07   Exoneration from Personal Liability/Limitation on Standing.

(a)   A Manager shall not be personally liable, as such, for monetary damages for any action taken as a Manager in the course of performing the duties specified in Section 5.06 above unless the action constitutes self-dealing, willful misconduct, or a knowing violation of Law.

(b)   A Manager shall not be personally liable for monetary damages for failure of the Company to pursue or create general public benefit.

(c)   A Manager does not have a duty to a person that is a beneficiary of the general public benefit purpose of the Company arising from the status of the person as a beneficiary.

ARTICLE VI – MEMBERS

6.01   Limited Voting Rights of Members. Each Member shall only have those limited voting rights as specifically provided for herein or in the Act. Accordingly, except as otherwise specifically provided in this Agreement or as may be otherwise required under the Act, any decision, determination or other action to be made or taken by the Members shall be made or taken by majority vote of the holders of **Class C Units only**. Accordingly, and for the avoidance of doubt, except as otherwise provided in this Agreement or as may be otherwise be specifically required under the Act, the Class A Members, Class A-1 Members, Class A-2 Members, Class B Members, Class CF Members and Class CF 2.0 Members, Class D Members, Class E and Class F Members shall have no voting rights and shall not manage the business or affairs of the Company.

6.02   No Action by Members. A Member, as such, shall not take part in, or interfere in any manner with, the management, conduct or control of the business and affairs of the Company. Except as otherwise provided in the Act, the Certificate or this Agreement, whenever any action is to be taken by vote of the Members or a Class of the Members (pursuant to Section 6.01 above), it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all

Members (or Class of Members) **entitled to vote thereon**. Recording the fact of abstention does not constitute casting a vote.

      6.03   Meetings of Members.

      (a)   Quorum. A meeting of the Members shall not be organized for the transaction of business unless a quorum is present. The presence of Members entitled to cast at least a majority of the votes that all Members are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter. The Members present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough Members to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, the Members present may adjourn the meeting to such time and place as they may determine.

      (b)   Location. All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the Commonwealth of Pennsylvania as shall be specified or fixed in the notice thereof.

      (c)   Adjournment. The chairman of the meeting or the Members present and entitled to vote shall have the power to adjourn a meeting from time to time, without any notice other than announcement at the meeting of the time and place at which the adjourned meeting will be held.

      (d)   Call of Meetings. A meeting of the Members for any proper purpose or purposes may be called at any time by the Board or by: (i) the consent of a majority of the holders of Class C Units; and, if any other Class of Units are also entitled to vote on a particular matter; then (ii) the consent of the holders of a majority of the outstanding Units of such Class shall also be required; provided the calling Person gives notice (subject to Section 6.03(e) hereof) to the Members no more than thirty (30) days or less than two (2) business days prior to such meeting. Only business within the purpose or purposes described in the notice of the meeting may be conducted at a meeting of the Members. The notice shall specify the location of the meeting.

      (e)   Notices. Notice of a meeting of Members shall be given to the Members either personally or by sending a copy thereof:

      By: (i) email or other means of electronic communication; (ii) first-class or express mail, postage prepaid; or (iii) courier service, charges prepaid, to the postal address of each Member appearing on the books of the Company. Notice pursuant to this paragraph shall be deemed to have been given: (i) with respect to email, on the date such communication was sent, if sent during regular business hours; or (ii) when deposited in the United States mail or with the courier service.

      (f)   Waiver of Notice. A waiver of notice of a meeting signed by a Member entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a Member at a meeting constitutes a waiver of notice of the meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.04   Proxies.

(a)   General Rule. Every Member entitled to vote at a meeting of the Members or to express consent or dissent without a meeting may authorize another Person to act for the Member by proxy. The presence of, or vote or other action at a meeting of Members by, or the expression of consent or dissent by, a proxy of a Member shall constitute the presence of, or vote or action by, or consent or dissent of the Member.

(b)   Minimum Requirements. Every proxy shall be executed by a Member or by the duly authorized attorney-in-fact of the Member and filed with the Board. An email or other electronic transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall be treated as properly executed for purposes of this Section if it sets forth a confidential and unique identification number or other mark furnished by the Company to the Member for the purposes of a particular meeting or transaction.

(c)   Revocation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Board. An unrevoked proxy shall not be valid after three (3) years from the date of its execution unless a longer time is expressly provided in the proxy. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Board.

6.05   Conduct of Meetings. All meetings of the Members shall be presided over by the Board, a Person designated by the Board or, in the absence of the Board or a Person designated by the Board, a Person chosen by the Members present. The Person presiding at the meeting shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

6.06   Action by Consent or Remote Participation.

(a)   Action by Consent. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice, and without a vote, upon the consent of Members who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Members entitled to vote thereon were present and voting. The consents shall be in writing or in electronic form and shall be filed with the Board. An action taken by less than unanimous consent of the Members shall not become effective until after at least ten (10) days' written notice of the action has been given to each Member entitled to vote thereon who has not consented thereto.

(b)   Remote Participation. The presence or participation, including voting and taking other action, at a meeting of Members, by conference telephone or other electronic means, including, without limitation, the Internet, shall constitute the presence of, or vote or action by, the Member.

6.07   Voting by Joint Holders. Where a Membership Unit is held in any form of joint or common ownership by two (2) or more Persons:

(a)   if less than all of those Persons are present in person or by proxy at a meeting of the Members, the entire Membership Unit held in joint or common ownership shall be deemed to be represented at the meeting and the Company shall accept, as the vote of those Membership Units, the vote cast by a majority of those Persons present; and

(b)   if the Persons are equally divided upon whether the Membership Unit held by them shall be voted or upon the manner of voting the Membership Unit, the voting of the Membership Unit shall be divided equally among the Persons without prejudice to the rights of those Persons among themselves.

6.08   No Liability of Members. The Members, as such, shall not be liable for the debts, obligations or liabilities of the Company except to the extent required by the Act.

ARTICLE VII – INDEMNIFICATION OF MANAGERS, OFFICERS AND OTHER AUTHORIZED REPRESENTATIVES

7.01   Indemnification.

(a)   Indemnification of Covered Persons. Except as expressly prohibited by Law, the Company shall indemnify, defend and hold harmless each Covered Person from and against any and all debts, losses, claims, damages, costs, demands, fines, judgments, contracts (implied and expressed, written and unwritten), penalties, obligations, payments, liabilities of every type and nature (whether known or unknown, fixed or contingent), including, without limitation, those arising out of any lawsuit, action or proceeding (whether brought by or on behalf of a party to this Agreement or by any third party), together with any reasonable costs and expenses (including, without limitation, reasonable attorneys' fees, out-of-pocket expenses and other reasonable costs and expenses incurred in investigating, preparing or defending any pending or threatened lawsuit, action or proceeding) incurred in connection with the foregoing (collectively "**Damages**") suffered or sustained by such Covered Person by reason of any act, omission or alleged act or omission by such Covered Person arising out of such Covered Person's activities taken primarily on behalf of the Company, or at the request or with the approval of the Company, or primarily in furtherance of the interests of the Company. Notwithstanding the foregoing, indemnification shall not be available under this Section where the acts, omissions or alleged acts or omissions upon which an actual or threatened action, proceeding or claim is based constituted willful misconduct or recklessness.

(b)   Indemnification Procedure.   The procedure under which indemnification shall be provided under this Section shall be as follows:

(1)　　A party seeking indemnification from the Company pursuant to Subsection (a) (an "**Indemnified Party**") shall give prompt notice to the Company of the assertion of any claim, including any claim brought by a third party, in respect of which indemnity may be sought (a "**Claim**") and shall give the Company such information with respect thereto as the Company may reasonably request, but no failure to give such notice shall relieve the Company of any liability hereunder except to the extent the Company has suffered actual prejudice thereby.

(2)　　Except as provided in Section 7.01(b)(3), the Company shall have the right, exercisable by written notice (the "**Notice**") to the Indemnified Party (which Notice shall state that the Company expressly agrees that as between the Company and the Indemnified Party, the Company shall be solely obligated to satisfy and discharge the Claim) within thirty (30) days of receipt of notice from the Indemnified Party of the commencement of or assertion of any Claim, to assume the defense of the Claim, using counsel selected by the Company and reasonably acceptable to the Indemnified Party. If the Company fails to give the Indemnified Party the Notice within the stated time period, the Indemnified Party shall have the right to assume control of the defense of the Claim and all Damages in connection therewith shall be reimbursed by the Company upon demand of the Indemnified Party.

(3)　　The Company shall not have the right to assume the defense of a Claim:

(i)　　seeking an injunction, restraining order, declaratory relief or other non-monetary relief against the Indemnified Party (whether or not the Company is also named as a party); or

(ii)　　if the named parties to the action (including any impleaded parties) include both the Indemnified Party and the Company and the Indemnified Party has been advised by counsel that there are one or more legal or equitable defenses available to the Indemnified Party that are different from those available to the Company.

(4)　　A party defending a Claim shall not have the right to compromise or settle any claim for non-monetary relief against any other party without the other party's consent. A party defending a Claim shall not have the right to compromise or settle any claim for monetary relief against any other party without the other party's consent unless the monetary relief is paid in full by the settling party. A party shall not unreasonably withhold or deny his, her or its consent under this subsection, but an Indemnified Party shall not be required to consent to a compromise or settlement of a Claim, if in the reasonable judgment of the Indemnified Party, the compromise or settlement would have a continuing material adverse effect on the Indemnified Party's business (including any material impairment of its relationships with customers and suppliers).

(5)　　If at any time after the Company assumes the defense of a Claim, the situation changes such that the Company would not be able to assume the defense of the Claim under Subsection (3) above if the Claim were newly filed at that time, the Indemnified Party shall have the same rights as if the Company never assumed the defense of the Claim.

(6)   The Company or the Indemnified Party, as the case may be, shall always have the right to participate, at its own expense, in the defense of any Claim that the other is defending.

(7)   Whether or not the Company chooses to defend or prosecute a Claim involving a third party, the Company and the Indemnified Party shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith.

(c)   Right to Advancement of Expenses. Except as expressly prohibited by law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by, or on behalf of, the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 7.01(a).

(d)   Insurance. The Company may purchase and maintain insurance, to the extent and in such amounts as the Board shall deem reasonable, on behalf of Covered Persons and such other Persons as the Board shall determine, against any liability that may be asserted against or expenses that may be incurred by any such Person in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement. The Company may enter into indemnity contracts with Covered Persons and such other Persons as the Board shall determine and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under this Section 7.01 and containing such other procedures regarding indemnification as are appropriate.

(e)   Non-Exclusivity of Rights. The rights conferred on any person by this Section 7.01 shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate, this Agreement, vote of the Board or the Members or otherwise.

(f)   Amendment or Repeal. Any repeal or modification of this Section 7.01 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

(g)   Changes in Law. References in this Section 7.01 to law shall be to such law as it existed on the date this Agreement was executed or as such law thereafter may be changed, except that:

(1)   in the case of any change that limits the indemnification rights or the rights to advancement of expenses that the Company may provide, the rights to indemnification and to the advancement of expenses provided in this Section 7.01 shall continue as theretofore agreed upon to the extent permitted by law; and

(2)   if the change permits the Company without the requirement of any further action by the Board to provide broader indemnification rights or rights to the advancement of expenses than the Company was permitted to provide prior to the change, then the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

(h)   Applicability. The provisions of this Section 7.01 shall be applicable to all actions, suits or proceedings commenced after its adoption, whether such arise out of acts or omissions which occurred prior or subsequent to such adoption and shall continue as to a person who has ceased to be a Covered Person, and shall inure to the benefit of the heirs and personal or legal representatives of such person.

ARTICLE VIII – BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

8.01   Maintenance of Books.

(a)   Financial Records. The Company shall keep books and records of accounts, which shall be maintained on an accrual basis, or such other method as is required for Federal income tax purposes, in accordance with the terms of this Agreement, except that the Capital Accounts of the Members shall be maintained in accordance with Section 4.02.

(b)   Company Records. In addition to the financial records required to be maintained under Subsection (a), the Company shall keep the following records:

(1)   A list setting forth the full name and last known mailing address of each Member and Manager.

(2)   A copy of the Certificate and all amendments thereto.

(3)   Copies of all of the Company's Federal, state and local income tax returns and annual financial statements.

(4)   Copies of the currently effective this Agreement, and all amendments thereto, and copies of any operating agreements no longer in effect.

(5)   Minutes of the permitted proceedings of the Members, if any.

8.02   Reports.

(a)   In General. The Board shall be responsible for the preparation of financial reports of the Company and for the coordination of the financial matters of the Company with the Company's certified public accountants. The financial statements described in Subsections (b) and (c) shall be prepared in accordance with accounting principles generally employed when financial records are kept on an accrual basis. The Company shall bear the costs of preparing the reports required by Subsections (b) and (c).

(b)   Annual Reports. On or before the one hundred twentieth (120th) day following the end of each fiscal year of the Company, the Board shall cause each Member to be furnished with unaudited financial statements of the Company prepared by the Company's regularly retained accountant.

(c)   Annual Benefit Reports. Together with the annual reports described in Subsection (b) hereof, the Managers shall cause each Member to be furnished with an annual benefit report, including:

(1)   A narrative description of: (i) the ways the Company pursued general public benefit during the year and the extent to which general public benefit was created; (ii) any circumstances that have hindered the creation by the Company of general public benefit; and (iii) the process and rationale for selecting or changing the third-party standard used to prepare the benefit report;

(2)   An assessment of the overall social and environmental performance of the Company against a third-party standard applied consistently with any application of that standard in prior benefit reports or accompanied by an explanation of the reasons for any inconsistent application. The assessment does not need to be audited or certified by a third-party standards provider; and

(3)   A statement of any connection between the organization that established the third-party standard, or its directors, officers or any holder of five percent (5%) or more of the governance interests in the organization, and the Company or its Members, Managers, officers or any holder of five percent (5%) or more of the outstanding interests in the Company, including any financial or governance relationship which might materially affect the credibility of the use of the third-party standard.

The Managers shall cause the annual benefit reports to be posted on the Company's internet website, except that any financial or proprietary information may be omitted from the benefit report posted. Concurrently with the delivery of the benefit report to the Members, the Managers shall cause a copy of the benefit report to be delivered to the Department of State for filing, except that any financial or proprietary information may be omitted from the benefit report as filed.

(d)   Other Reports. The Manager(s) also may cause to be prepared or delivered such other reports as the Manager(s) may deem appropriate.

8.03   Financial Accounts. The Board shall establish and maintain one (1) or more separate bank and investment accounts in the Company name with financial institutions and firms as determined by the Board.

ARTICLE IX – DISSOLUTION, LIQUIDATION, AND TERMINATION

9.01   Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following:

(a)   The affirmative vote, consent or agreement of the Board and the Members holding at least: (i) a majority of the outstanding Common Units (voting as a single Class); and (ii) a majority of the outstanding Preferred Units (voting as a single Class); or

(b)   The entry of an order of judicial dissolution of the Company under Section 8972 of the Act.

9.02   Liquidation and Termination.

(a)   Procedure. Upon dissolution of the Company, the Board shall act as liquidator or may appoint one (1) or more representatives or Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Board. The Board, in its commercially reasonable discretion, shall have the authority to interpret and apply the terms of this Section 9.02. The steps to be accomplished by the liquidator are as follows:

(1)   As promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(2)   The liquidator shall first pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company to its creditors (including, without limitation, all expenses incurred in liquidation and any advances described in Section 4.10) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine), all in accordance with the provisions of the Act as may be applicable;

(3)   Subject to the terms hereof, after all of the payments required by Subparagraphs (1) and (2) above have been made, any remaining assets of the Company shall first be distributed to the Preferred Members as follows in the following order (the respective liquidation preferences of each Class of Unit set forth in this Section 9.02(a)(3) and in Section 9.02(a)(4) below are collectively referred to herein as the "**Liquidation Preferences**"):

(i)   The Company shall first distribute to the Class A Members, the Class A-1 Members, and the Class A-2 Members (pro-rata) an amount equal to, as applicable, their respective: (A) Class A Original Issue Price of their respective Class A Units (and, if applicable, any accrued but unpaid Class A Distribution Payments and Withheld Class A Distribution Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class A Bonus Payments); (B) Class A-1 Original Issue Price of their respective Class A-1 Units (and, if applicable, any accrued but unpaid Class A-1 Distribution Payments and Withheld Class A-1 Distribution Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class A-1 Bonus Payments); and

(C) Class A-2 Original Issue Price of their respective Class A-2 Units (and, if applicable, any accrued but unpaid Class A-2 Distribution Payments and Withheld Class A-2 Distribution Payments (together with any interest accrued thereon);

(ii)   Following such payment(s) to the Class A Members, the Company shall then distribute to the Class B Members an amount equal to the Class B Remaining Unpaid Amount of their respective Class B Units (and, if applicable, any accrued but unpaid Class B Distribution Payments and Withheld Class B Redemption Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class B Bonus Payments);

(iii)   Following such payment to the Class B Members, the Company shall then distribute to the Class E Members an amount equal to the unpaid portion of their respective Class E Original Issue Price of their respective Class E Units (and, if applicable, any accrued but unpaid Class E Distribution Payments, Withheld Class E Distribution Payments (together with any interest accrued thereon) and any Withheld Class E Redemption Payments (together with any interest accrued thereon) and/or any otherwise unpaid portions of any applicable Class E Bonus Payments);

(iv)   Following such payment to the Class E Members, the Company shall then distribute to each Class CF Member an amount equal to: (A) the remaining accrued, but unpaid, Class CF Distribution Payments and Withheld Class CF Distribution Payments (together with any interest accrued thereon); and (B) any unpaid portion of the respective Class CF Original Issue Price associated with their Class CF Units;

(v)   Following such payment to the Class CF Members and Class CF 2.0 Members, the Company shall then distribute to each Class F Member an amount equal to: (A) the remaining accrued, but unpaid, Class F Distribution Payments and Withheld Class F Distribution Payments (together with any interest accrued thereon); and (B) any unpaid portion of the respective Class F Original Issue Price associated with their Class F Units;

(vi)   Following such payment to the Class F Members, the Company shall then distribute to each Class CF 2.0 an amount equal to: (A) the remaining accrued, but unpaid, Class CF 2.0 Distribution Payments and Withheld Class CF 2.0 Distribution Payments (together with any interest accrued thereon); and (B) any unpaid portion of the respective Class CF 2.0 Original Issue Price associated with their Class CF 2.0 Units; and

(vii)   Notwithstanding anything to the contrary provided herein, any sums received by the Company on account of the KEEP Home Energy Loans shall be exclusively applied (prior to using such funds to make any other liquidation payments to Members pursuant to this Section 9.02(a)(3)) to fund distributions to QNB on account of the Class KEEP QNB Units until such time as all KEEP Home Energy Loans are paid in full or otherwise charged off and QNB has been paid an amount equal to any accrued, but unpaid, Class KEEP QNB Distribution Payments and any Withheld Class KEEP QNB Distribution Payments (together with any interest accrued thereon).

(4)   After all of the payments required by Subparagraphs (1), (2) and (3) have been made, any remaining assets of the Company shall be distributed to the Common Members as follows:

(i)   The liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the Common Members;

(ii)   With respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Common Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Common Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution;

(iii)   After completion of the steps in Subparagraphs (i) and (ii), the remaining assets shall be distributed to the Common Members in an amount equal to the credit balance in each of their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods; and

(iv)   The remaining assets shall be distributed to the Common Members in accordance with their respective Percentage Interests.

(b)   Distributions. All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities relating to the assets distributed in kind theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributees pursuant to this Section. The distribution of cash and/or property to a Member in accordance with the provisions of this Section constitutes a complete return to the Member of his, her or its Capital Contributions and a complete distribution to the Member of his, her or its Membership Unit in all the Company's property. To the extent that a Member returns funds to the Company, he, she or it has no claim against any other Member for those funds.

9.03.   Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Percentage Interests, upon dissolution of the Company, such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

9.04.   Certificate of Dissolution. Upon completion of the liquidation of Company assets as provided herein, the Company is terminated, and the Board (or such other Person or Persons as the Act may require or permit) shall file a Certificate of Dissolution with the Department of State of the Commonwealth of Pennsylvania and take such other actions as may be necessary to terminate the existence of the Company.

9.05   Inadvertent Termination. The Company shall not be dissolved upon the occurrence of an event under Sections 8971(a)(3) or 8971(a)(4) of the Act. The transfer of a Member's Membership Unit in the Company shall not inadvertently cause a termination of the Company for federal income tax purposes under Code Section 708(b)(1) because there has been a sale or exchange of fifty (50%) percent or more of the total interests in the Company's capital and profits within a twelve (12) month period.

ARTICLE X – RESTRICTIVE COVENANTS

10.01   Non-Competition Provisions.

(a)   Each Employee Member agrees that during the longer of: (i) the period of time during which a Member holds any Membership Units in the Company and for one (1) year after a Member no longer holds any Membership Units in the Company; or (ii) during the term of a Member's employment as an employee of Company and for one (1) year after the termination of said Member's employment with the Company for any reason (whether such termination is voluntary or involuntary), said Employee Member agrees that said Employee Member shall not:

(i)   As a proprietor, partner, investor or member, co-venturer, or otherwise own, directly or indirectly, greater than a twenty-five percent (25%) ownership interest in any Person that acts as a direct lender that is engaged in the business of commercial or residential energy efficient lending during any of the aforementioned time periods set forth in Section 10.01(a) above;

(ii)   Knowingly canvass, solicit or accept, directly or indirectly, for Member's own behalf or on behalf of any other person(s), any customer of the Company or prospective customer that Company is actively soliciting, for the purpose of selling, marketing or distributing any product or service competitive with any product or service then offered by Company;

(iii)   Directly or indirectly solicit, recruit, employ, hire or cause to be hired by an entity other than Company, any of Company's other employees, or induce such employees to terminate their employment with Company; or

(iv)   Otherwise interfere with, solicit, or disrupt the relationship, contractual or otherwise, between Company and its customers, suppliers, agents, consultants, officers or employees.

(b)   [Intentionally Omitted]

(c)   Each Employee Member recognizes and agrees that:

(i)   Said Employee Member has contemporaneously received valuable consideration in exchange for the limitations set forth herein (including, but not limited to, the benefits derived pursuant to this Agreement);

(ii)   Said Employee Member has sufficient skills and assets such that the limitations upon his or her activity for the time period and within the geographic region shall not prevent him or her from earning a living during: the period during which said Employee Member owns any Membership Units in the Company; the restrictive one (1) year period after said Employee Member no longer owns any Membership Units in the Company; and/or the one (1) year restrictive period subsequent to said Employee Member's termination of employment with the Company;

(iii)   The limitations set forth herein are reasonable and necessary for the protection of legitimate interests of the Company. However, in the event that any of the provisions of this section should be determined to exceed the time, geographical or occupational limitations permitted by applicable law, then such provisions shall be and are hereby reformed to the maximum time, geographical or occupational limitations permitted by applicable law;

(iv)   Breach by the Employee Member of any of the covenants set forth in this Section 10.01 would cause irreparable harm to the Company, that the Company's remedies in the event of such breach would be inadequate and that accordingly, in the event of such breach a restraining order or injunction or both may be issued against the Employee Member, in addition to any other rights and remedies which are available to the Company, without the necessity for the posting of a bond by the Company. In the event that the Employee Member is found to have breached this Section 10.01, the Employee Member shall also be liable for any reasonable legal fees and other costs and expenses incurred by the Company in enforcing its rights under this Section 10.01;

(v)   In the event that the Employee Member is found in breach or violation of the restrictive covenant set forth herein, the period of restrictive covenant shall be extended by a time period equivalent to the time period during which the Employee Member was in breach or violation of same; and

(vi)   All parties agree that the terms of this Section 10.01 shall survive the termination of this Agreement.

10.02   Proprietary Information and Confidentiality.

(a)   Proprietary Information. "**Proprietary Information**" is defined for purposes of this Agreement as consisting of, but not limited to: information, materials or records which relate to: (i) the Company's past, present or future Business operations, services, research, development, improvements, inventions, processes, techniques, distributors or suppliers, client and client prospect information, contractor lists and/or databases (including any lists or databases regarding loan investors/capital producers) costs of providing services, price lists, fee schedules, contract information or other compilations for marketing or development; (ii) administrative, management, financial, sales, marketing or manufacturing activities of the Company or of a third party which provided proprietary information to the Company on a confidential basis. "Client and client prospect information" shall include the name, title and position of contact persons, rates, contract terms and conditions, needs, preferences, concerns, corporate personality and other information that is useful in obtaining and maintaining the client's repeat business and goodwill. All such information, including any materials, software or documents containing such information, even if such information should be determined not entitled to protection as a trade secret of Company, shall be considered by Company as proprietary and confidential.

(b) <u>Confidentiality</u>. The Members agree to preserve, and protect, the confidentiality of the Proprietary Information and all physical forms thereof, whether disclosed to the Members before this Agreement is signed or afterward. In addition, the Members shall not: (i) disclose or disseminate the Proprietary Information to any third party who does not have a legitimate business need to know; (ii) copy, transmit, reproduce, or remove Proprietary Information from the Company's premises without a valid business purpose; or (iii) use Proprietary Information for the benefit of any Member or for the benefit of any third party.

(c) <u>Ownership of Proprietary Information</u>.

(1) The Members acknowledge and agree that all Proprietary Information is the property of the Company. Each Member agrees to deliver to the Company all documents and other tangible items containing Proprietary Information immediately upon such time as the Member no longer owns a Membership Unit in the Company; provided, however, such Member may retain copies that are reasonably required to retain for tax purposes, and any copies of records or documents that establish or directly relate to rights, claims or defenses such Member may have with respect to the Company, the Remaining Members and/or third parties.

(2) The Members understand and agree that all clients of the Company and client prospects of the Company are and/or will be and remain clients and client prospects of the Company, and all revenue generated by any such clients from services of a type provided by the Company shall inure to the exclusive benefit of the Company. No Member shall have any rights in or to any clients or client prospects of the Company upon such time as he or she no longer owns a Membership Unit in the Company.

ARTICLE XI – GENERAL PROVISIONS

11.1 <u>Notices</u>.

(a) <u>To the Members</u>. Any notice required to be given to a Member under the provisions of this Agreement or by the Act shall be given either personally or by sending a copy thereof:

(1) By first-class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address of the Member appearing on the books of the Company. Notice pursuant to this paragraph shall be deemed to have been given to the Member when deposited in the United States mail or with a courier service for delivery to the Member.

(2)   By facsimile transmission, e-mail or other electronic communication to the Member's facsimile number or address for e-mail or other electronic communications supplied by the Member to the Company for the purpose of notice. Notice pursuant to this paragraph shall be deemed to have been given to the Member when sent.

(b)   To the Board or the Company. Any notice to the Company or the Board must be given to the following address: 1005 Brookside Road, Suite 200, Allentown, PA 18106, or at such other address provided by the Board.

11.2   Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of his, her or its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to contest of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of his, her or its rights with respect to that default until the period of the applicable statute of limitations has run.

11.3   Amendment. This Agreement or the Certificate may be amended from time to time only with the approval of the Board and the affirmative vote of the Members holding at least: (a) a majority of the issued and outstanding Class C Units; and (b) if any such amendment disproportionately affects the rights or obligations of any other Class of Units (an "**Affected Class**") then the affirmative consent of a majority of the outstanding Units in each such Affected Class shall also be required. Notwithstanding the foregoing, the Board may make certain "technical" amendments to this Agreement to: (i) reflect a redemption, issuance or other transfer of Units; (ii) to correct any typographic errors or to further clarify and/or interpret certain provisions of this Agreement (in the Board's commercially reasonable discretion); or (iii) to comply with changes to the Code or other Federal requirements, so long as such amendment does not affect specific rights or obligations of specific Classes of Members.

11.4   Binding Effect and Rights of Third Parties. This Agreement has been adopted to govern the operation of the Company, and shall be binding on, and inure to, the benefit of the Members and their respective heirs, personal representatives, successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person, except a Person entitled to indemnification, contribution or advancement of expenses under Article VII. Except and only to the extent provided by applicable statute no such creditor or other Person shall have any rights under this Agreement.

11.5   Arbitration. Except for actions for specific performance or injunctive relief (as may be available with respect to breaches of Article X hereof) or as otherwise provided in this Agreement (including, but not limited to, any mediation required under Section 5.01(m)), the parties hereto shall have the right to demand that any controversy or claim arising out of, or related to, this Agreement, or any documents or instruments executed pursuant to its provisions, or the breach thereof, shall be settled by confidential arbitration utilizing a single private arbitrator in accordance with the then current rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator shall be final, binding and may be entered in any court having jurisdiction thereof. The parties hereby consent to the holding of arbitration in Lehigh County, Pennsylvania, and consent to the jurisdiction of the courts of the Commonwealth of Pennsylvania for the enforcement of these provisions and the entry of judgment on any award rendered hereunder. Should the chosen court of the Commonwealth of Pennsylvania for any reason lack jurisdiction, any court with jurisdiction shall enforce this provision and enter judgment on any award.

11.6   Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with, the substantive laws of the Commonwealth of Pennsylvania (including, without limitation, provisions concerning limitations of actions), without reference to the conflicts of laws rules of that or any other jurisdiction, except that Federal laws shall also apply to the extent relevant. Subject to Section 11.5 above, any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted in the federal or state courts of the Commonwealth of Pennsylvania (Lehigh County), and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

11.7   Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected thereby and that provision shall be enforced to the greatest extent permitted by law.

11.8   Expenses. Any Member who breaches this Agreement, or fails to honor the commitments contained herein, will be liable for all expenses, including costs and reasonable attorneys' fees and accountants' fees, incurred by the Company, the Manager or any other Member(s) to enforce this Agreement regardless of the outcome of the matter.

11.9   Execution in counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

11.10   Entire Agreement. This Agreement constitutes the entire agreement among the Members with respect to the subject matter hereof and supersedes all prior agreements, express or implied, oral or written, with respect thereto (including, but not limited to, the Existing Agreement).   The express terms of this Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

COMPANY:

NATIONAL ENERGY IMPROVEMENT FUND, LLC,
a Pennsylvania limited liability company

By:_____

Peter Krajsa, Manager and Class C Member

By:_____

Matthew Brown, Manager and Class C Member